May 14, 2008

SEC Mail Processing Section

MAY 19 2008

Washington, DC
110

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon C.M. Luk
Simon.Luk@hellerehrman.com
Direct +852.2292.2222
Main +852.2292.2000
Fax +852.2292.2200

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attention Filer Support
Mail Stop 1-4

08002724

SUPPL

SEC FILE NO. 82-3850

Re: Galaxy Entertainment Group Limited
(Formerly known as K. Wah Construction Materials Limited)
Information Furnished Pursuant to Rule 12g3-2(b)
<u>under the Securities Exchange Act</u>

PROCESSED
MAY 27 2008
THOMSON REUTERS

Ladies and Gentlemen:

On behalf of Galaxy Entertainment Group Limited (the "Company"), S.E.C. File No. 82-3850, the enclosed copies of the following documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding the retirement and redesignation of executive directors, dated April 30, 2008, published (in both English & Chinese language) on the website of Hong Kong Exchanges and Clearing Limited, both on the same day;

(2) The Company's announcement regarding the notice of annual general meeting, dated April 29, 2008, published (in both English & Chinese language) on the website of Hong Kong Exchanges and Clearing Limited, both on the same day;

(3) The Company's circular regarding the proposals for re-election of directors, general mandates to repurchase shares and issue shares and notice of 2008 annual general meeting, dated April 29, 2008, published (in English and Chinese language) which was dispatched to the shareholders on April 29, 2008;

(4) The Company's annual report 2007 with proxy form for the year ended December 31, 2007 which was dispatched to the shareholders on April 29, 2008;

(5) The Company's announcement regarding the unusual price movement, dated April 23, 2008, published (in both English & Chinese language) on the website of Hong Kong Exchanges and Clearing Limited, both on the same day;

(6) The Company's announcement regarding the annual results for the year ended December 31, 2007, dated April 18, 2008, published (in both English & Chinese language) on the website of Hong Kong Exchanges and Clearing Limited, both on the same day;

(7) The Company's announcement regarding the date of board meeting approving the annual results for the year ended December 31, 2007, dated April 8, 2008, published (in both English & Chinese language) on the website of Hong Kong Exchanges and Clearing Limited, both on the same day; and

(8) The Company's announcement regarding the selected unaudited key performance indicators for the third quarter and year to date ended September 30, 2007, dated December 5, 2007, published (in both English & Chinese language) on the website of Hong Kong Exchanges and Clearing Limited, both on the same day.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of these materials by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosure

cc: Galaxy Entertainment Group Limited

19063\0002\43

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

(incorporated in Hong Kong with limited liability)
(Stock Code: 27)

ANNOUNCEMENT

The Board of Directors (the "Board") of Galaxy Entertainment Group Limited (the "Company" or "Galaxy") is pleased to announce certain selected unaudited key performance indicators of the Company and its subsidiaries (collectively the "Group") for the third quarter and year to date ended 30 September 2007 to enable its shareholders, investors and the public to better appraise the position and business performance of the Group.

Highlights as follows:

- Galaxy's EBITDA increases to HK$1,109 million for the year to date (exceeding the whole of 2006 by 150%).
- StarWorld's VIP turnover increases to a record HK$58 billion for the quarter, up 8% on the second quarter, and increases to over HK$150 billion for the year to date.
- StarWorld's non-gaming revenues, including StarWorld's acclaimed "5 Star Diamond Hotel", increased to HK$59 million for the quarter, up 9% on the second quarter, and increased to HK$155 million for the year to date.
- During the quarter, the mass gaming floor of StarWorld was reconfigured, with Level 3 being redesigned to increase the number of slot machines to over 500. On Level 1, the number of table games increased by 40%, from 85 tables to 122.
- Further, StarWorld continues to perform strongly, achieving record revenues in August and then again in October, with both months exceeding HK$870 million in revenue.
- Phase 1 of Galaxy's Cotai Mega Resort is on track for completion by the end of 2008 and opening in 2009.
- As previously announced, in October 2007, Galaxy welcomed Permira as a strategic investor, concluding a series of transactions, which were approved by shareholders on 21 November 2007. Galaxy's capital structure has been significantly strengthened and underpins the development of phases 2, 3 and 4 of Galaxy's Cotai Mega Resort.

Selected unaudited key performance indicators for the third quarter and year to date ended 30 September 2007

Galaxy's unaudited gross revenues for the third quarter were HK$3,244 million and for the year to date HK$9,576 million.

Galaxy's unaudited consolidated earnings before interest, taxation, depreciation and amortization expense ("EBITDA") for the third quarter was HK$372 million and for the year to date HK$1,109 million.

These results included the operations of Galaxy's flagship hotel casino, StarWorld, Galaxy's four City Club casinos and its construction materials business.

StarWorld Results

StarWorld continued to perform strongly during the third quarter, and achieved record revenues in the month of August and went on to achieve further record revenues in the month of October 2007, with both months exceeding HK$870 million in revenue.

StarWorld's unaudited revenues for the third quarter were HK$2,096 million and for the year to date HK$5,735 million. StarWorld's unaudited consolidated EBITDA for the third quarter was HK$294 million and for the year to date HK$839 million.

Segment results for the quarter were as follows:

VIP Table Games:

VIP	Q1	Q2	Q3	9 months
VIP Table Turnover	$39.3 bn	$53.2 bn	$57.6 bn	$150.1 bn
Win %	2.4%	3.2%	2.8%	2.8%
Gaming Revenue	$934 mm	$1,694 mm	$1,621 mm	$4,249 mm
Win per table per day	$274,000	$388,000	$323,000	$332,000
Average Table Numbers	38	48	55	47

StarWorld continues to strengthen its position in the Macau VIP market. VIP turnover continues to grow – up 8% on the second quarter. In October the growth continued with StarWorld's VIP turnover increasing to HK$21 billion. The win rate in Q3 was within the expected range.

As at the end of November, the number of VIP tables at StarWorld had increased to 63 and we expect this to further increase to approximately 70 tables by 31 December 2007.

Mass Table Games:

Mass Tables	Q1	Q2	Q3	9 months
Table Drop	$2.6 bn	$2.4 bn	$2.4 bn	$7.4 bn
Win %	16%	17%	15%	16%
Gaming Revenue	$405 mm	$414 mm	$356 mm	$1,175 mm
Win per table per day	$27,000	$30,300	$28,300	$28,000
Average Table Numbers	167	150	137	151

StarWorld mass drop for Q3 was similar to that achieved in Q2. While our mass gaming floors were disrupted over this period as we significantly changed the layout and presentation of product, we are focused on improving the performance of the mass tables business going forward.

Slot Machines

Slot machine gaming revenue for the quarter was HK$51 million (up 6% on the second quarter) and year to date HK$143 million. The slot machine win per unit per day for the quarter averaged over HK$1,120 across an average number of 492 slot machines.

Non-Gaming Operations

Non-gaming revenues, consisting of room revenues from StarWorld's acclaimed "5 Star Diamond Hotel", food and beverage and other revenues increased to HK$59 million for the quarter, up 9% on the prior quarter and increased to HK$155 million year to date. With over 50% of our rooms are occupied by our VIP clientele, StarWorld's average occupancy for the third quarter was over 83%. StarWorld Hotel's average daily cash room rate is HK$1,125.

City Clubs Business

Galaxy manages four City Club casinos in Macau. Galaxy is responsible for no or minimal capital expenditure or capital maintenance of the City Clubs' operations.

For the year to date to 30 September 2007, City Club casinos' total gaming revenues were HK$5,600 million. Of this, HK$2,737 million was recognized in Galaxy's financial statements due to the differing accounting treatments of the various arrangements with each of the City Clubs.

For the year to date, the City Club casinos contributed HK$148 million to Galaxy's EBITDA.

Construction Materials Business

Galaxy's construction materials business continued to perform well. For the year to date, the construction materials division's unaudited revenues were HK$1,104 million and the division contributed HK$152 million to Galaxy's EBITDA.

Corporate Costs

For the year to date to 30 September 2007, Galaxy incurred corporate costs of HK$145 million, offset by HK$115 million of interest income, reducing EBITDA for the year to date by HK$30 million.

Interest expense for the year to date was HK$484 million in which HK$83 million was non-cash imputed interest expense on the US$240 million convertible notes issued in December 2006.

Cotai Mega Resort Update

The first tower of 1,500 rooms, casino and entertainment complex is on track to be completed by the end of 2008. The hanging of the curtain wall has commenced on the first tower and is scheduled to be completed by the end of February 2008. The casino podium structure is now 80% complete and will be fully completed by January 2008. Interior fitting out works will then commence.

The construction of the second hotel tower is now commencing and is on track to be completed during 2009.

USGAAP Comparisons

In comparing Galaxy's results to those of US corporations whose results are prepared under generally accepted accounting principles in the United States ("USGAAP"), it should be noted that gross gaming revenues, presented under USGAAP, are reduced by commissions and discounts paid to players, to arrive at net gaming revenues. An adjusted EBITDA margin would then be calculated based on these reduced net gaming revenues, resulting in a significantly higher EBITDA margin than that calculated under Hong Kong accounting standards. Galaxy complies with Hong Kong accounting standards.

Caution Statement

The Board wishes to remind shareholders and potential investors that the above financial data primarily relates only to a part of operations of the Group and is based on the Group's internal records and management accounts. The above financial data has not been reviewed or audited by independent auditors and is not a forecast of the performance of the gaming and entertainment division or of the Group as a whole. Shareholders and potential investors are cautioned not to unduly rely on such data and are advised to exercise caution when dealing in the shares of the Company.

As at the date of this announcement, the executive Directors of the Company are Dr. Lui Che Woo (Chairman), Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung and Ms. Paddy Tang Lui Wai Yu; the non-executive Directors of the Company are Mr. Moses Cheng Mo Chi, Mr. Anthony Thomas Christopher Carter, Dr. Martin Clarke and Mr. Guido Paolo Gamucci; and the independent non-executive Directors of the Company are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By Order of the Board of
Galaxy Entertainment Group Limited
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 5 December 2007

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司
(於香港註冊成立之有限公司)
(股份代號: 27)

公佈

銀河娛樂集團有限公司（「本公司」或「銀河」）之董事會（「董事會」）欣然宣佈本公司及其附屬公司（ 統稱「本集團」）於截至二零零七年九月三十日止第三季及累積九個月的若干未經審核之主要業務表現指標，旨在使其股東、投資者及公眾人士能更有效地評估本集團的業務狀況及表現。

摘要如下:

- 截至二零零七年九月三十日止九個月，銀河的 EBITDA 上升至 1,109,000,000 港元（較二零零六年全年增加 150%）
- 星際酒店於第三季的貴賓廳營業額創新高至 58,000,000,000 港元，較第二季上升 8%；累積九個月則上升至超過 150,000,000,000 港元
- 星際酒店於第三季的非博彩收益（包括星際酒店著名的「五星鑽石酒店」）較第二季上升 9%至 59,000,000 港元，累積九個月則上升至 155,000,000 港元
- 於第三季，星際酒店的中場博彩廳樓層已重新規劃及設計，三樓的角子機增至超過 500 台。一樓的博彩桌數目由 85 張增加 40%至 122 張
- 此外，星際酒店繼續表現強勁，繼八月份錄得破記錄的收益後十月份再創新高，兩個月的收益皆突破 870,000,000 港元
- 銀河的路氹城大型娛樂渡假中心一期的工程進展順利，預期將於二零零八年年底竣工，於二零零九年開幕
- 誠如二零零七年十月的公佈所載，銀河歡迎 Permira 加入成為策略投資者，一連串交易在獲得股東於二零零七年十一月二十一日通過後完成。是次交易大大增強銀河的資本架構，以及支持路氹城大型娛樂渡假中心第二、三及四期的發展

截至二零零七年九月三十日止第三季及累積九個月的若干未經審核主要業務表現指標

銀河於第三季的未經審核的總收益爲 3,244,000,000 港元，截至二零零七年九月三十日止九個月則爲 9,576,000,000 港元。

銀河於第三季的未經審核綜合除利息、稅項、折舊及攤銷前盈利（「EBITDA」）爲 372,000,000 港元，累積九個月爲 1,109,000,000 港元。

這期間的業績包括銀河旗艦酒店及娛樂場 – 星際酒店、銀河四間城市俱樂部娛樂場及其建築材料業務。

星際酒店業績

星際酒店於第三季的業績繼續表現強勁，其收益繼八月份創新高後，於二零零七年十月份再刷新紀錄，兩個月份的收益皆突破 870,000,000 港元。

星際酒店第三季未經審核收益爲 2,096,000,000 港元，而累積九個月的收益爲 5,735,000,000 港元。於第三季度的未經審核的 EBITDA 爲 294,000,000 港元，而累積九個月的 EBITDA 爲 839,000,000 港元。

第三季按業務分佈之業績如下：

貴賓博彩桌：

貴賓	**第一季**	**第二季**	**第三季**	**九個月**
貴賓博彩桌營業額	$39,300,000,000	$53,200,000,000	$57,600,000,000	$150,100,000,000
淨贏率 (%)	2.4%	3.2%	2.8%	2.8%
博彩收益	$934,000,000	$1,694,000,000	$1,621,000,000	$4,249,000,000
每張博彩桌每日贏款	$274,000	$388,000	$323,000	$332,000
博彩桌平均數目	38	48	55	47

星際酒店繼續鞏固其於澳門貴賓廳市場的地位。其貴賓廳營業額持續錄得增長，較第二季上升 8%，此增長優勢於十月份繼續保持，星際酒店的貴賓廳營業額上升至 21,000,000,000 港元。第三季的淨贏率符合預期範圍內。

截至十一月底，星際酒店的貴賓博彩桌數目增至 63 張，我們預期此數目將於二零零七年十二月三十一日進一步增加至約 70 張。

中場博彩桌：

中場博彩桌	第一季	第二季	第三季	九個月
博彩桌投注額	$2,600,000,000	$2,400,000,000	$2,400,000,000	$7,400,000,000
淨贏率 (%)	16%	17%	15%	16%
博彩收益	$405,000,000	$414,000,000	$356,000,000	$1,175,000,000
每張博彩桌每日贏款	$27,000	$30,300	$28,300	$28,000
博彩桌平均數目	167	150	137	151

星際酒店於第三季的中場博彩桌投注額與第二季相若。中場博彩廳樓層於期內曾暫停營業，此乃由於我們將產品大幅更改設計並重新推出，未來我們將致力提高中場博彩桌業務的表現。

角子機

角子機於第三季的博彩收益爲 51,000,000 港元（較第二季上升 6%），截至二零零七年九月三十日止九個月則爲 143,000,000 港元，而每台角子機於第三季每日贏款平均逾 1,120 港元，角子機的平均數目爲 492 台。

非博彩業務

第三季的非博彩收益包括來自星際酒店著名的「五星鑽石酒店」的客房收益、餐飲及其他收益增加至 59,000,000 港元，較前一季增長 9%；截至二零零七年九月三十日止九個月則增加至 155,000,000 港元。由於逾 50%的酒店客房已獲貴賓客租用，星際酒店於第三季的平均客房出租率高於 83%，而每日平均現金房租爲 1,125 港元。

城市俱樂部業務

銀河現時於澳門經營四間城市俱樂部娛樂場。銀河不負責承擔或只須承擔最少的該等城市俱樂部營運的資本開支，或資本承擔。

本年度截至二零零七年九月三十日止，城市俱樂部娛樂場的博彩收益總額爲 5,600,000,000 港元。由於根據與各城市俱樂部的不同安排而採取不同的會計處理方式，故其中 2,737,000,000 港元已列入銀河的財務報表中。

截至二零零七年九月三十日止九個月，城市俱樂部娛樂場爲銀河的 EBITDA 貢獻 148,000,000 港元。

建築材料業務

銀河的建築材料業務表現持續良好。截至二零零七年九月三十日止九個月，建築材料分部的未經審核收益為 1,104,000,000 港元，而該分部為銀河的 EBITDA 貢獻 152,000,000 港元。

企業支出

截至二零零七年九月三十日止，銀河的企業支出為 145,000,000 港元，利息收入 115,000,000 港元已抵銷部份支出，因此只有 30,000,000 港元之支出從 EBITDA 當中減除。

截至二零零七年九月三十日止九個月的利息開支為 484,000,000 港元，其中 83,000,000 港元為於二零零六年十二月發行的 240,000,000 美元可換股票據的非現金應歸利息開支。

路氹城大型娛樂渡假中心進展

集設有 1,500 間客房的酒店、娛樂場及娛樂設施於一身的第一期大樓工程進展順利，預期於二零零八年年底前竣工。第一座大樓的幕牆經已開始安裝，預期於二零零八年二月底前完成，而娛樂場的平台結構建築現已完成 80%，預計於二零零八年一月竣工後，室內裝修工程便隨即展開。

第二座酒店大樓的建築工程經已展開，現正如期進行，將於二零零九年峻工。

美國公認會計原則比較

在將銀河的業績與該等根據美國公認會計原則（「美國公認會計原則」）編製其業績的美國公司比較時，應垂注，根據美國公認會計原則呈列的博彩收益總額，在扣除支付予博彩客的佣金及折扣後，將計算出博彩收益淨額。經調整的EBITDA利潤率乃根據該等經扣減後的博彩收益淨額計算，從而導致其遠較按照香港會計準則計算所得的EBITDA利潤率為高。銀河乃遵循香港會計準則。

謹慎性陳述

董事會僅此提醒股東及潛在投資者，上述財務資料乃僅與本集團部分營運相關，並且根據本集團內部記錄及管理帳目編製。上述財務資料並未由獨立核數師審閱或審核，且並非爲對博彩及娛樂分部的表現或對本集團整體的表現作出預測。股東及潛在投資者應小心以免不恰當地依賴該等資料。本公司同時籲請股東及潛在投資者在買賣本公司股份時務須小心謹慎。

於本公佈日期，本公司的執行董事爲呂志和博士（主席）、呂耀東先生、陳啓能先生、徐應強先生及鄧呂慧瑜女士，本公司的非執行董事爲鄭慕智先生、唐家達先生、Martin Clarke博士及Guido Paolo Gamucci先生，而本公司的獨立非執行董事爲張惠彬博士、顏志宏先生及葉樹林博士。

承董事會命
銀河娛樂集團有限公司
公司秘書
陳麗潔

香港，二零零七年十二月五日

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

RETIREMENT AND REDESIGNATION OF EXECUTIVE DIRECTORS

The Board announces that Mr. Chan Kai Nang will retire as an executive director of the Company and the Managing Director of the Construction Materials Division, and that Mr. Joseph Chee Ying Keung has been appointed the Managing Director of the Construction Materials Division, both with effect from 1 May 2008.

RETIREMENT OF EXECUTIVE DIRECTOR

The Board of Directors (the "Board") of Galaxy Entertainment Group Limited (the "Company") announces that Mr. Chan Kai Nang will retire as an executive director of the Company and the Managing Director of the Construction Materials Division of the Company (the "Construction Materials Division") with effect from 1 May 2008 upon the expiry of service contract with the Company. Mr. Chan wishes to devote more time with his family and for his personal affairs.

Mr. Chan has confirmed that there is no disagreement with the Board and there is no other matter relating to his retirement that needs to be brought to the attention of the shareholders of the Company (the "Shareholders").

The Board would like to extend its gratitude to Mr. Chan for his valuable efforts and contributions to the Company during his term of appointment.

REDESIGNATION OF EXECUTIVE DIRECTOR

The Board is also pleased to announce that Mr. Joseph Chee Ying Keung, currently an executive director of the Company and the Deputy Managing Director of the Construction Materials Division, has been appointed the Managing Director of the Construction Materials Division in replacement of Mr. Chan Kai Nang with effect from 1 May 2008.

Mr. Chee, aged 50, joined the Group in 1982. He has been an executive director of the Company since April 2004. In addition, he is a director of a number of subsidiaries of the Company.

Mr. Chee holds an International Master degree in Business Administration from the University of South Australia and a Bachelor degree in Mechanical Engineering from the University of Western Ontario in Canada. He is a fellow member of The Institute of Quarrying in the UK and has over 26 years of broad experience in the construction materials industry including operations and management, technical and quality assurance,

environmental protection, commercial and strategic planning. He is currently the Chairman of Hong Kong Contract Quarry Association and a member of Standing Committee on Concrete Technology organized by Civil Engineering and Development Department, HKSAR. He was a member of the Working Group on Construction Waste of the Provisional Construction Industry Co-ordination Board from 2004 to 2006. He was also the Chairman of The Institute of Quarrying in the UK (Hong Kong Branch) from 1998 to 2000.

Apart from being an executive director of the Company, Mr. Chee did not hold any directorship in any listed public companies in the past three years. He does not have any relationships with any directors, senior management or substantial or controlling shareholders of the Company.

Mr. Chee's service contract does not provide for a fixed length or proposed length of service with the Company. Mr. Chee is not appointed for a specific term but shall be subject to retirement by rotation and re-election at the annual general meeting in accordance with the Articles of Association of the Company. His emoluments covered by the service contract comprise annual salaries and allowances of HK$3,000,000, a director's fee which will be proposed by the Board and approved by the Shareholders at the subsequent year's annual general meeting, discretionary share options and discretionary bonuses. Subject to the approval of the Shareholders at the forthcoming 2008 annual general meeting, a director's fee of HK$100,000 for the year ended 31 December 2007 will be paid to Mr. Chee. His emoluments are determined by reference to his duties and responsibilities with the Company, the Company's performance and profitability, the Company's remuneration policy and the market benchmark.

As at the date hereof, Mr. Chee has interests in a total of 2,720,000 shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance, comprising 2,450,000 shares of the Company ("Shares") and 270,000 share options entitling him to subscribe for Shares at the subscription price of HK$4.59 per Share.

Save as disclosed herein, the Board is not aware of any other matters relating to the above appointment that need to be brought to the attention of the Shareholders nor any information to be disclosed pursuant to any of the requirements of paragraphs (h) to (v) of Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board would like to extend its congratulations to Mr. Chee on his appointment.

By Order of the Board of
Galaxy Entertainment Group Limited
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 30 April 2008

At the date of this announcement, the executive directors of the Company are Dr. Lui Che Woo (Chairman), Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung and Ms. Paddy Tang Lui Wai Yu; the non-executive directors of the Company are Dr. Moses Cheng Mo Chi, Mr. Anthony Thomas Christopher Carter, Dr. Martin Clarke and Mr. Guido Paolo Gamucci; and the independent non-executive directors of the Company are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司
（於香港註冊成立之有限公司）

（股份代號：27）

執行董事之退任及調職

董事會宣佈，陳啓能先生將退任本公司之執行董事及建材部董事總經理職位，徐應強先生則獲委任爲建材部董事總經理，兩者同時由二零零八年五月一日起生效。

執行董事之退任

銀河娛樂集團有限公司（「本公司」）之董事會（「董事會」）宣佈，陳啓能先生將於與本公司所訂立之服務合約屆滿時退任本公司之執行董事及建材部（「建材部」）董事總經理職位，由二零零八年五月一日起生效，陳先生希望在家庭生活及個人事務上投放更多時間。

陳先生確認，彼與董事會並無意見分歧，亦無任何與其退任有關而須知會本公司股東（「股東」）之事宜。

董事會謹此就陳先生在任期間對本公司所作出之努力及寶貴貢獻致以衷心感謝。

執行董事之調職

董事會亦宣佈，徐應強先生（現任本公司之執行董事及建材部副董事總經理）已獲委任爲建材部董事總經理，以替任陳啓能先生於退任後之職位，由二零零八年五月一日起生效。

徐先生，五十歲，於一九八二年加入本集團，於二零零四年四月起出任本公司之執行董事。徐先生亦擔任本公司多間附屬公司之董事。

徐先生持有澳洲國立南澳大學頒發之國際工商管理碩士學位及加拿大西安大略

大學頒發之機械工程學士學位。彼爲英國礦業學會之資深會員，在建材業擁有逾二十六年經驗，覆蓋營運、管理、技術及質量保證、環境保護、商業及策略計劃多個範疇。彼現時爲香港合約石礦商會之主席，並出任土木工程發展處混凝土技術委員會委員，彼於二零零四年至二零零六年期間曾獲委任爲臨時建造業統籌委員會建築廢物工作小組之成員，並於一九九八年至二零零零年期間出任英國礦業學會（香港分會）之主席。

除出任本公司之執行董事外，徐先生於過去三年內並無在其他上市公眾公司擔任任何董事職務。徐先生與本公司任何董事、高級管理人員或主要股東或控股股東概無任何關係。

徐先生之服務合約並無設定或擬定服務本公司之固定年期。徐先生之委任並無特定任期，惟按照本公司之章程細則須於股東週年大會上輪席退任並可重選留任。服務合約涵蓋之酬金包括年度薪酬及津貼港幣 3,000,000 元、將由董事會建議並經股東於隨後一屆股東週年大會上批准之董事袍金、酌情認股權及酌情花紅。如獲股東於即將舉行之二零零八年股東週年大會上批准，徐先生將獲支付港幣 100,000 元作爲截至二零零七年十二月三十一日止年度之董事袍金。彼之酬金乃參照其於本公司之職責及責任、本公司之表現及盈利、本公司之酬金政策以及市場基準而釐定。

於本公佈日期，徐先生持有根據證券及期貨條例第 XV 部所指合共 2,720,000 股本公司股份之權益，當中包括 2,450,000 股本公司之股份（「股份」）及可按每股港幣 4.59 元認購價認購 270,000 股股份之認股權權益。

除上文所披露者外，董事會就上述委任並無獲悉任何其他事宜需要股東留意，概無任何須根據香港聯合交易所有限公司證券上市規則第 13.51(2)條第(h)至(v)段之規定予以披露之資料。

董事會謹此祝賀徐先生獲委任爲建材部董事總經理。

承董事會命
銀河娛樂集團有限公司
公司秘書
陳麗潔

香港，二零零八年四月三十日

於本公佈日期，本公司之執行董事爲呂志和博士(主席)、呂耀東先生、陳啓能先生、徐應強先生及鄧呂慧瑜女士，本公司之非執行董事爲鄭慕智博士、唐家達先生、Martin Clarke 博士及 Guido Paolo Gamucci 先生，以及本公司之獨立非執行董事爲張惠彬博士、顏志宏先生及葉樹林博士。

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 27)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2008 annual general meeting of shareholders of Galaxy Entertainment Group Limited will be held at Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Thursday, 19 June 2008 at 11:00 a.m. for the following purposes:

1. To receive and consider the financial statements and reports of the Directors and auditors for the year ended 31 December 2007;

2. To elect Directors and fix the Directors' remuneration;

3. To re-appoint auditors and authorise the Directors to fix their remuneration;

4. As special business, to consider and, if thought fit, pass the following Resolutions as Ordinary Resolutions:

4.1 "**THAT**

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to purchase shares of the Company be and it is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; or

(iii) the revocation or variation of the approval given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting."

4.2 "**THAT**

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers either during or after the Relevant Period be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i) a Rights Issue;

(ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company;

(iii) the exercise of any option under the Company's share option schemes or similar arrangement for the time being adopted by the Company in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the grant or issue of shares or rights to acquire shares of the Company; or

(iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company,

shall not exceed the aggregate of: (aa) 20% of the aggregate nominal amount of the issued share capital of the Company on the date of the passing of this Resolution; (bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum of 10% of the share capital of the Company in issue at the date of passing this Resolution), and this approval shall be limited accordingly; and

(c) for the purposes of this Resolution:

"Relevant Period" means the period from the time of passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; or

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in any territory outside Hong Kong)."

4.3 "**THAT** conditional upon the passing of the Resolutions numbered 4.1 and 4.2 in the notice convening this meeting, the general mandate granted to the Directors of the Company to exercise the powers of the Company pursuant to paragraph (a) of the Resolution numbered 4.2 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted by the Resolution numbered 4.1, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of the passing of this Resolution."

By Order of the Board of
Galaxy Entertainment Group Limited
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 29 April 2008

Notes:

1. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote, on a poll, on his/her behalf. A proxy need not be a member of the Company.

2. A proxy form for use in connection with the meeting is enclosed with the circular dated 29 April 2008 posted to the members. The proxy form shall be deposited at the registered office of the Company not less than 48 hours before the time appointed for holding the meeting.

3. Concerning agenda item 2 above, Ms. Paddy Tang Lui Wai Yu and Dr. William Yip Shue Lam will retire by rotation at the meeting and, being eligible, offer themselves for re-election. Details of these Directors are set out in the circular dated 29 April 2008.

4. Concerning agenda item 4.1 above, approval is being sought from members for increasing flexibility and providing discretion to the Directors in the event that it becomes desirable to repurchase shares on The Stock Exchange of Hong Kong Limited. An explanatory statement to provide relevant information in respect of the proposed granting of the repurchase mandate to the Directors is set out in the circular dated 29 April 2008.

5. Concerning agenda item 4.2 above, approval is being sought from members for a general mandate to the Directors to allot, issue and deal in additional shares in the capital of the Company for increasing flexibility and providing discretion to the Directors in managing the Company's capital base and in particular enabling the Company to maintain financing flexibility.

As at the date of this notice, the executive Directors of the Company are Dr. Lui Che Woo (Chairman), Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung and Ms. Paddy Tang Lui Wai Yu; the non-executive Directors of the Company are Dr. Moses Cheng Mo Chi, Mr. Anthony Thomas Christopher Carter, Dr. Martin Clarke and Mr. Guido Paolo Gamucci; and the independent non-executive Directors of the Company are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司
（於香港註冊成立之有限公司）

（股份代號：**27**）

股東週年大會通告

茲訂於二零零八年六月十九日（星期四）上午十一時正假座香港中環金鐘道 88 號太古廣場萬豪酒店 3 樓宴會廳召開銀河娛樂集團有限公司二零零八年股東週年大會，商議下列事項：

1. 省覽及討論截至二零零七年十二月三十一日止年度之財務報表及董事會與核數師報告書；

2. 選舉董事，及釐定董事袍金；

3. 重聘核數師，並授權董事會釐定其酬金；

4. 作爲特別事項考慮下列決議案，如認爲適當，即通過爲普通決議案：

4.1 「**動議**：

（甲） 在下文（乙）段之限制下，批准以一般性及無條件授權本公司董事會在有關期間內行使本公司所有權力以購買本公司之股份；

（乙） 依據上文（甲）段所載授權，按香港購回股份守則在香港聯合交易所有限公司以及在香港證券及期貨事務監察委員會及香港聯合交易所有限公司認可之任何其他交易所購回之股份面值總額不得超過本公司於通過本決議案當日已發行股本面值總額之百分之十，而上文之批准亦須受此限制；及

（丙） 就本決議案而言：

「有關期間」指本決議案通過當日至下列三者之最早日期之期間：

(i) 本公司下屆股東週年大會結束；

(ii) 本公司根據公司條例規定下屆股東週年大會將予召開之期限屆滿時；或

(iii) 本公司之股東於股東大會上以普通決議案取消或修改本決議案作出之批准。」

4.2 「**動議**：

（甲） 在下文（乙）段之限制下，批准以一般性及無條件授權本公司董事會在有關期間內，行使本公司所有權力以配發、發行及處理本公司股本內之額外股份，並作出或授出需於有關期間內或之後行使此等權力之售股建議、協議及認股權；

（乙） 除根據以下各項外：

(i) 配售新股；

(ii) 按照本公司所發行之任何認股權證或可轉換為本公司股份之任何證券之條款而行使之認購或轉換權；

(iii) 行使當時本公司根據香港聯合交易所有限公司證券上市規則採納以授予或發行本公司股份或購買本公司股份之權利之本公司認股權計劃或類似安排下之任何認股權；或

(iv) 遵照本公司之公司組織章程細則之任何以股代息或類似之安排，以配發本公司之股份，以代替全部或部分股息者，

本公司董事會依據上文（甲）段批准配發或同意有條件或無條件配發（不論是否依據認股權或其他而配發者）之股本面值總額，不得超過：（甲甲）本公司於通過本決議案當日已發行股本面值總額百分之二十；及（乙乙）（倘董事會獲本公司股東根據一項獨立之普通決議案授權）本公司於本決議案獲通過後所購回之本公司股本面值（以通過本決議案當日本公司已發行股本百分之十為限），而此項批准亦須受此限制；及

（丙） 就本決議案而言：

「有關期間」指本決議案通過當日至下列三者之最早日期之期間：

(i) 本公司下屆股東週年大會結束；

(ii) 本公司根據公司條例規定下屆股東週年大會將予召開之期限屆滿時；或

(iii) 本公司之股東於股東大會上以普通決議案取消或修改本決議案作出之批准；及

「配售新股」指本公司董事會於訂定之期間向股東名冊內於指定記錄日期所登記之本公司股份持有人按其當時持股比例配售新股之建議（惟本公司董事有權就零碎股份或就任何香港以外地區之法律或任何認可管制機構或證券交易所之規定而產生之任何限制或責任而必須或權宜取消若干股東在此方面之權利或作出其他安排）。」

4.3 「**動議**待召開本大會通告第 4.1 及 4.2 項決議案獲通過後，擴大根據第 4.2 項決議案(甲)段授予本公司董事以行使本公司權力之一般授權，增加數額相當於本公司根據第 4.1 項決議案授出之權力購回之本公司股本面值總額，惟有關數額不得超過本決議案通過當日本公司已發行股本面值總額百份之十。」

承董事會命
銀河娛樂集團有限公司
公司秘書
陳麗潔

香港，二零零八年四月二十九日

附註：

一、 凡有權出席大會投票之股東，可委派一位或多位代表出席及於表決時代爲投票，代表人不必爲本公司之股東。

二、 大會之代表委任表格已隨日期爲二零零八年四月二十九日之通函寄予股東。代表委任表格須於大會指定召開時間前最少四十八小時送達本公司之註冊辦事處。

三、 關於上述決議案第 2 項，鄧呂慧瑜女士及葉樹林博士將於大會輪席告退，彼等表示如再度獲選，願繼續留任。該等董事之詳細資料已載於日期為二零零八年四月二十九日之通函內。

四、 關於上述決議案第 4.1 項，提出要求股東批准增加董事會之靈活度及賦予其酌情權，以便在情況適宜時在香港聯合交易所有限公司購回股份。載有有關建議授權予董事之購回授權資料之說明函件已載於日期為二零零八年四月二十九日之通函內。

五、 關於上述決議案第 4.2 項，提出要求股東批准授予董事權力以配發、發行及處理本公司股本內之額外股份，以增加董事之靈活度及賦予其酌情權，以管理本公司股本基礎，特別是可確保本公司得以維持最大財務靈活性。

於本通告日期，本公司之執行董事為呂志和博士（主席）、呂耀東先生、陳啓能先生、徐應強先生及鄧呂慧瑜女士，本公司之非執行董事為鄭慕智博士、唐家達先生、Martin Clarke 博士及 Guido Paolo Gamucci 先生，及本公司之獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

Registered Office
Room 1606, 16th Floor, Hutchison House
10 Harcourt Road, Central, Hong Kong

FORM OF PROXY for use at the 2008 annual general meeting or any adjournment thereof

I/We *(note 1)* ____

of ____

being the registered holder(s) of *(note 2)* ______________________ shares of HK$0.10 each of Galaxy Entertainment Group Limited (the "Company") hereby appoint *(note 3)* the Chairman of the meeting

or ____

of ____

as my/our proxy to act for me/us at the 2008 annual general meeting of the Company to be held at Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Thursday, 19 June 2008 at 11:00 a.m. for the purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the said meeting and at such meeting (or at any adjournment thereof) to vote, on a poll, for me/us and in my/our name(s) in respect of the said resolutions as hereunder indicated, and if no such indication is given, as my/our proxy thinks fit.

Please indicate with a "√" in the spaces provided how you wish your vote(s) to be cast on a poll.

		For	Against
1.	To receive and consider the financial statements and reports of the directors and auditors for the year ended 31 December 2007.	☐	☐
2.	To elect the following persons as directors:		
	a. Ms. Paddy Tang Lui Wai Yu	☐	☐
	b. Dr. William Yip Shue Lam	☐	☐
	And to fix the directors' remuneration.	☐	☐
3.	To re-appoint auditors and authorise the directors to fix their remuneration.	☐	☐
4.	To pass Ordinary Resolutions for the followings:		
	4.1 Giving a general mandate to the directors to purchase shares of the Company;	☐	☐
	4.2 Giving a general mandate to the directors to allot, issue and deal with additional shares of the Company;	☐	☐
	4.3 Extending the general mandate as approved under 4.2.	☐	☐

Shareholder's Signature: ______________________ Date: ______________________

Notes:

1. Full name(s) and address to be inserted in BLOCK CAPITAL.
2. Please insert the number of shares registered in your name(s); if no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
3. A member may appoint a proxy of his choice who need not be a member of the Company but must attend the meeting in person to represent him. If such an appointment is made, delete the words "the Chairman of the meeting or" and insert the name and address of the appointed proxy in the space provided.
4. In the case of joint holders, this form of proxy must be signed by the member whose name stands first on the register of members.
5. This form of proxy must be signed by you or your attorney duly authorised in writing, or in the case of a corporation, either under its Common Seal or under the hand of an officer or attorney duly authorised.
6. If this form is returned duly signed but without a specific direction, the proxy may cast your vote, on a poll, at his discretion. Your proxy will also be entitled to vote, on a poll, at his discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.
7. To be valid, this form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be deposited at the Company's registered office not less than 48 hours before the time appointed for the meeting or any adjournment thereof.
8. Any alterations made in this form should be initialled by the person who signs it.

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

(於香港註冊成立之有限公司)

(股份代號：27)

註冊辦事處
香港中環夏慤道10號
和記大廈16樓1606室

二零零八年股東週年大會(或其任何續會)適用之代表委任表格

本人／吾等*(註一)*______________________________

寓 ______________________________

為銀河娛樂集團有限公司(「本公司」)股本中每股面值港幣0.10元之股份*(註二)* ______________股

之註冊持有人，茲委任*(註三)*會議主席或______________________________

寓______________________________

為本人／吾等之代表，代表本人／吾等出席於二零零八年六月十九日星期四上午十一時正假座香港中環金鐘道88號太古廣場萬豪酒店3樓宴會廳召開之本公司二零零八年股東週年大會，藉以考慮並酌情通過召開上述會議通告所載之各項議案，並於上述會議(或其任何續會)代表本人／吾等並以本人／吾等之名義，按以下所載指示對上述議案投票；倘無作出指示，則由本人／吾等之代表酌情於表決時決定投票。

請以「✓」號在下列空格上，以表示　閣下欲如何處理　閣下之投票。

		贊成	反對
1.	省覽截至二零零七年十二月三十一日止年度之財務報表及董事會與核數師報告書。	☐	☐
2.	選舉下列人士為董事：		
	a.　鄧呂慧瑜女士	☐	☐
	b.　葉樹林博士	☐	☐
	及釐定董事酬金。	☐	☐
3.	重聘本公司之核數師及授權董事會釐定其酬金。	☐	☐
4.	通過下列之普通決議案：		
	4.1　授予董事一般授權購買本公司之股份；	☐	☐
	4.2　授予董事一般授權配發、發行及處理本公司之新增股份；	☐	☐
	4.3　擴大上述4.2項之一般權力。	☐	☐

股東簽署：______________________________　　　　日期：______________

註：

一、　請用正楷填上全名及地址。

二、　請將　閣下名下登記之股份數目填上，如未有填上股份數目，則本代表委任表格將被視為與　閣下名下登記之所有本公司股份有關。

三、　股東可委任任何人士為其代表，而代表無須為本公司之股東，但須親自出席會議以代表股東。倘作出如此委任，請將「會議主席或」字樣刪去，並在空欄內填上　閣下所擬委任代表之姓名及地址。

四、　如屬聯名股東，則代表委任表格須由股東名冊上排名首位之聯名股東簽署。

五、　代表委任表格必須由　閣下或　閣下之正式書面授權人簽署；如股東為一法團，則須蓋上公司印鑑，或由公司負責人或獲正式授權之人員簽署。

六、　如表格經簽妥交回但欠明確指示，受委任代表可酌情於表決時決定投票。代表亦可對召開會議通告所述者以外而在會議上適當提呈之任何議案於表決時投票。

七、　本代表委任表格連同簽署人之授權書或其他授權文件(指如有而言)或經由公證人簽署證明之授權書或授權文件之副本，最遲須於會議(或續會)指定舉行時間不少於四十八小時前交回本公司之註冊辦事處，方為有效。

八、　本表格之每項更正，均須由簽署人簡簽示可。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Galaxy Entertainment Group Limited, you should at once hand this circular and the accompanying proxy form to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This circular should be read in conjunction with the accompanying Annual Report for the year ended 31 December 2007.

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

PROPOSALS FOR RE-ELECTION OF DIRECTORS, GENERAL MANDATES TO REPURCHASE SHARES AND ISSUE SHARES

AND

NOTICE OF 2008 ANNUAL GENERAL MEETING

---

29 April 2008

CONTENTS

	Page
DEFINITIONS	1
LETTER FROM THE BOARD	3
Introduction	3
Re-election of Directors	4
General Mandates to Repurchase Shares and Issue Shares	4
Notice of 2008 Annual General Meeting	5
Procedure for Demanding a Poll	5
Recommendation	5
Responsibility Statement	5
General Information	6
APPENDIX I — DIRECTORS PROPOSED TO BE RE-ELECTED	7
APPENDIX II — EXPLANATORY STATEMENT	9
APPENDIX III — NOTICE OF 2008 ANNUAL GENERAL MEETING	12

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"2007 Annual General Meeting"	the annual general meeting of the Company held on 26 June 2007
"2008 Annual General Meeting"	the annual general meeting of the Company to be held at Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on 19 June 2008 at 11:00 a.m.
"Annual Report"	the annual report of the Company for the year ended 31 December 2007
"Article(s)"	article(s) of the Articles of Association
"Articles of Association"	articles of association of the Company
"associates"	has the meaning ascribed to the expression under the Listing Rules
"Board"	the board of Directors
"Companies Ordinance"	Companies Ordinance, Chapter 32 of the Laws of Hong Kong
"Company"	Galaxy Entertainment Group Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange
"connected persons"	has the meaning ascribed to the expression under the Listing Rules
"Director(s)"	the director(s) of the Company
"Dr. Lui"	Dr. Lui Che Woo, an executive Director and the Chairman of the Company
"Extraordinary General Meeting"	the extraordinary general meeting of the Company held on 21 November 2007
"Hong Kong"	The Hong Kong Special Administrative Region of The People's Republic of China
"Latest Practicable Date"	25 April 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular

"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Lui Family Members"	family members comprising Dr. Lui, his spouse, sons and daughters
"Repurchase Code"	the Hong Kong Code on Share Repurchases
"Securities and Futures Ordinance"	Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Share(s)"	share(s) of HK$0.10 each in the capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"Trust"	the discretionary Lui Family trust established by Dr. Lui as founder
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

Executive Directors:
Dr. Lui Che Woo, *GBS, MBE, JP, LLD, DSSc, DBA (Chairman)*
Francis Lui Yiu Tung *(Deputy Chairman)*
Chan Kai Nang
Joseph Chee Ying Keung
Paddy Tang Lui Wai Yu, *JP*

Non-Executive Directors:
Dr. Charles Cheung Wai Bun, *JP**
Dr. Moses Cheng Mo Chi, *GBS, OBE, JP*
James Ross Ancell*
Dr. William Yip Shue Lam, *LLD**
Anthony Thomas Christopher Carter
Dr. Martin Clarke
Guido Paolo Gamucci

* *Independent Non-executive Directors*

Registered Office:
Room 1606, 16th Floor
Hutchison House
10 Harcourt Road
Central
Hong Kong

29 April 2008

To the Shareholders,

Dear Sir or Madam,

PROPOSALS FOR RE-ELECTION OF DIRECTORS, GENERAL MANDATES TO REPURCHASE SHARES AND ISSUE SHARES AND NOTICE OF 2008 ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to provide you with information regarding resolutions to be proposed at the 2008 Annual General Meeting relating to (i) the re-election of Directors; and (ii) the granting to the Directors of general mandates to repurchase Shares not exceeding 10% and to issue and allot new Shares not exceeding 20% of the Company's issued share capital as at the date of passing of such resolutions.

RE-ELECTION OF DIRECTORS

Pursuant to Article 106(A) of the Articles of Association, Ms. Paddy Tang Lui Wai Yu, Dr. Charles Cheung Wai Bun and Dr. William Yip Shue Lam shall retire by rotation at the 2008 Annual General Meeting. Both of Ms. Paddy Tang Lui Wai Yu and Dr. William Yip Shue Lam, being eligible, offer themselves for re-election. Dr. Charles Cheung Wai Bun has elected that he will not seek for re-election and will retire from office at the 2008 Annual General Meeting.

Details of the Directors proposed to be re-elected are set out in Appendix I to this circular.

GENERAL MANDATES TO REPURCHASE SHARES AND ISSUE SHARES

At the 2007 Annual General Meeting, an ordinary resolution was passed granting a general mandate for the Directors to repurchase Shares not exceeding 10% of the issued share capital of the Company as at that date ("Existing Repurchase Mandate"). At the Extraordinary General Meeting, an ordinary resolution was passed granting a general mandate for the Directors to issue and allot new Shares not exceeding 20% of the issued share capital of the Company as at that date ("Existing Share Issue Mandate").

Both the Existing Repurchase Mandate and the Existing Share Issue Mandate will expire upon the conclusion of the 2008 Annual General Meeting. The Directors consider that the Existing Repurchase Mandate and the Existing Share Issue Mandate increase the financial flexibility and provide discretion to the Board in managing the Company's affairs and capital base timely and are in the interests of the Shareholders, and that both of the same shall continue to be adopted by the Company.

At the 2008 Annual General Meeting, a new general mandate for the Directors to repurchase Shares not exceeding 10% and a new general mandate for the Directors to issue and allot new Shares not exceeding 20% of the issued share capital of the Company as at the date of passing of such resolutions as respectively set out in Resolution 4.1 ("New Repurchase Mandate") and in Resolutions 4.2 and 4.3 ("New Share Issue Mandate") in the notice of the 2008 Annual General Meeting will be proposed. Resolution 4.3 also proposes to add to the 20% limit under the New Share Issue Mandate such Shares as repurchased pursuant to the New Repurchase Mandate, assuming Resolutions 4.1, 4.2 and 4.3 are all passed and the mandates sought therein are all granted by Shareholders at the 2008 Annual General Meeting.

An explanatory statement containing the particulars required by the Listing Rules to enable the Shareholders to make an informed view on whether to vote for or against Resolution 4.1 to be proposed at the 2008 Annual General Meeting in relation to the New Repurchase Mandate is set out in Appendix II to this circular.

With respect to the proposed New Share Issue Mandate, on the basis of the issued share capital of the Company as at the Latest Practicable Date (assuming no further changes to the issued share capital of the Company from that date until the date of the 2008 Annual General Meeting), the maximum number of Shares that can be allotted and issued by the Company is 787,129,872.

NOTICE OF 2008 ANNUAL GENERAL MEETING

Notice of the 2008 Annual General Meeting is set out in Appendix III to this circular. Whether or not you are able to attend the meeting, you are requested to complete the proxy form accompanying this circular in accordance with the instructions printed thereon and return it to the registered office of the Company at Room 1606, 16th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong as soon as possible and, in any event, so as to be received by the Company not less than 48 hours before the time appointed for the holding of the meeting. Completion and delivery of the proxy form will not prevent you from attending and voting in person at the meeting if you so wish.

PROCEDURE FOR DEMANDING A POLL

According to Article 75 of the Articles of Association, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded: (i) by the chairman of the meeting; or (ii) by at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or (iii) by any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or (iv) by a member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

RECOMMENDATION

The Directors consider that the re-election of Directors, the New Repurchase Mandate and the New Share Issue Mandate are each in the best interests of the Company, and accordingly, recommend all Shareholders to vote in favour of such resolutions to be proposed at the 2008 Annual General Meeting.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

GENERAL INFORMATION

Your attention is drawn to the additional information set out in the Appendices to this circular.

Yours faithfully,
For and on behalf of the Board of
Galaxy Entertainment Group Limited
Dr. Lui Che Woo
Chairman

The details of the Directors proposed for re-election at the 2008 Annual General Meeting are set out below:

Ms. Paddy TANG LUI Wai Yu, aged 54, has been an executive Director of the Company since August 1991. She is also an executive director of K. Wah International Holdings Limited which is listed on the Stock Exchange. In addition, she is a director of a number of subsidiaries of the Company.

Ms. Tang holds a bachelor of commerce degree from the McGill University, Canada and she is a member of The Institute of Chartered Accountants in England and Wales. She was a member of the Election Committee of the HKSAR. She is also a member of various public and social service organizations, including the Board of Ocean Park Corporation, the Hong Kong Arts Development Council, the Statistic Advisory Board and the Standing Committee on Company Law Reform. She has been again elected as a member of the Hotel Sub-sector of Election Committee for the Third Term Chief Executive of the HKSAR in December 2006.

Save as disclosed, Ms. Tang did not hold any directorships in any listed public companies in the past three years.

Ms. Tang is a daughter of Dr. Lui and the elder sister of Mr. Francis Lui Yiu Tung, both executive Directors of the Company. She is also a direct or indirect discretionary beneficiary of the Trust which is a controlling shareholder of the Company. Save as disclosed, she has no relationships with any directors, senior management or substantial or controlling shareholders of the Company.

Ms. Tang has no service contract with the Company and there is no fixed length or proposed length of service with the Company. She is not appointed for a specific term but shall be subject to retirement by rotation and re-election at the annual general meeting in accordance with the Articles of Association. The amount of emoluments payable to Ms. Tang comprises an annual director's fee which will be proposed by the Board and approved by the Shareholders at the subsequent year's annual general meeting, discretionary share options and discretionary bonuses. Her director's fee, which is presently expected to be HK$100,000, for the year ended 31 December 2007 will be submitted to the Shareholders for approval at the 2008 Annual General Meeting. Her emoluments are determined by reference to her duties and responsibilities with the Company, the Company's performance and profitability, the Company's remuneration policy and the market benchmark.

As at the Latest Practicable Date, Ms. Tang has interests in a total of 2,998,011,061 Shares and underlying shares (including deemed interests) under Part XV of the Securities and Futures Ordinance, comprising 2,992,611,061 Shares and share options entitling her to subscribe for 5,400,000 Shares. Save as disclosed, Ms. Tang has no interests in the Shares within the meaning of Part XV of the Securities and Futures Ordinance.

To the best of the Directors' knowledge and belief and having made all reasonable enquiries, in relation to Ms. Tang's proposed re-election, there is no information that is required to be disclosed pursuant to any of the requirements of paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules. Save as disclosed herein, the Board is not aware of any other matters that need to be brought to the attention of the Shareholders.

Dr. William Yip Shue Lam, aged 70, has been an independent non-executive Director of the Company since December 2004 and a member of the Remuneration Committee of the Company since January 2006. Apart from this, he does not hold any positions with the Company or any of its subsidiaries.

Dr. Yip holds a Bachelor of Arts degree and an honorary Doctor of Laws degree from the Concordia University, Canada. He is the founder and the Chairman of Canada Land Limited, a company listed on the Australian Stock Exchange and engaged in real estate development and tourist attraction business. He is also the Chairman of Cantravel Limited, Guangzhou. He has been active in public services and is presently a Standing Committee Member of The Chinese General Chamber of Commerce and the President of Concordia Hong Kong Foundation Limited. He also serves on the Board of Governors of The Canadian Chamber of Commerce in Hong Kong. In addition, he has been elected a Guangzhou Municipal Honorable Citizen.

Save as disclosed, he did not hold any directorships in any listed public companies in the past three years. He does not have any relationships with any directors, senior management or substantial or controlling shareholders of the Company.

Dr. Yip's service contract with the Company provides for a term of 3 years. His emoluments covered by his service contract comprise an annual director's fee and an annual remuneration committee member's fee which will be proposed by the Board and approved by the Shareholders at the subsequent year's annual general meeting, and discretionary share options. His director's fee and remuneration committee member's fee for the year ended 31 December 2007, which are presently expected to be HK$100,000 and HK$40,000 respectively, will be submitted to the Shareholders for approval at the 2008 Annual General Meeting. His emoluments are determined by reference to his duties and responsibilities with the Company, the Company's performance and profitability, the Company's remuneration policy and the market benchmark.

As at the Latest Practicable Date, Dr. Yip held share options entitling him to subscribe for 250,000 Shares. Save as disclosed, Dr. Yip has no interests in the Shares within the meaning of Part XV of the Securities and Futures Ordinance.

To the best of the Directors' knowledge and belief and having made all reasonable enquiries, in relation to Dr. Yip's proposed re-election, there is no information that is required to be disclosed pursuant to any of the requirements of paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules. Save as disclosed herein, the Board is not aware of any other matters that need to be brought to the attention of the Shareholders.

This Appendix contains the particulars that are required by the Listing Rules to be included in an explanatory statement to enable the Shareholders to make an informed view on whether to vote for or against the resolution to be proposed at the 2008 Annual General Meeting in relation to the New Repurchase Mandate.

SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 3,935,649,361 Shares. As at the same date, there are outstanding share options granted under the Company's share option schemes to subscribe for 87,114,000 Shares and US$240,000,000 zero coupon convertible notes due 2011, which are convertible into Shares at an initial conversion price of HK$9.36 (subject to adjustment) per Share.

Subject to the passing of the resolution granting the proposed mandate to repurchase Shares and on the basis that no further Shares are issued (whether generally or pursuant to the exercise of the subscription rights attaching to the outstanding share options or the conversion rights attaching to the outstanding convertible notes) or repurchased before the 2008 Annual General Meeting, the Company will be allowed to repurchase a maximum of 393,564,936 Shares during the period from the 2008 Annual General Meeting and ending on the earliest of: (i) the conclusion of the next annual general meeting of the Company; or (ii) the date by which the next annual general meeting of the Company is required to be held by the Articles of Association or by law; or (iii) the date upon which such authority is revoked or varied by a resolution of the Shareholders in general meeting.

REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and the Shareholders to seek a general authority from the Shareholders to enable the Company to repurchase Shares on the Stock Exchange. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets value of the Company and/ or earnings per Share and will only be made when the Directors believe that such a repurchase will benefit the Company and the Shareholders.

The Directors have no present intention to repurchase any Shares and they would only exercise the power to repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and in circumstances where they consider that the Shares can be repurchased on terms favourable to the Company. On the basis of the consolidated financial position of the Company as at 31 December 2007, being the date to which the latest published audited financial statements of the Company were made up, the Directors consider that if the general mandate to repurchase Shares were to be exercised in full at the currently prevailing market value, there might be a material adverse impact on the working capital position and gearing position of the Company. The Directors do not propose to exercise the mandate to repurchase Shares to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company as compared with the position disclosed in the latest published audited financial statements or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

FUNDING OF REPURCHASES

Repurchases made pursuant to the proposed mandate to repurchase Shares would be funded out of funds legally available for the purpose in accordance with the Articles of Association, the Companies Ordinance and other applicable laws of Hong Kong.

EFFECT OF THE TAKEOVERS CODE

If as a result of a repurchase of Shares, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeovers Code and Rule 6 of the Repurchase Code. Accordingly, a Shareholder, or a group of Shareholders acting in concert, depending on the level of increase of the Shareholders' interest, could obtain or consolidate control of the Company and would become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, the Trust, K. Wah International Holdings Limited, Lui Family Members and their respective associates and companies controlled by them were interested in a total of 2,062,894,585 Shares representing approximately 52.4% of the issued share capital of the Company. According to the register required to be kept under section 336 of the Securities and Futures Ordinance, as at the Latest Practicable Date, the Permira Funds were interested in 798,384,000 Shares, representing approximately 20.3% of the issued share capital of the Company.

Based on the above shareholding interests, in the event that the power to repurchase Shares pursuant to the New Repurchase Mandate is exercised in full, and taking no account of the exercise of outstanding share options or the conversion of outstanding convertible notes, the aforesaid interests of the Trust, K. Wah International Holdings Limited, Lui Family Members and their respective associates and companies controlled by them would be increased to approximately 58.2% and the aforesaid interest of the Permira Funds would be increased to approximately 22.5%. In such circumstance, their aggregate interests would be increased to over 75% of the issued share capital of the Company and the Shares held by the public would fall below 25% of the total number of Shares in issue. The Directors are not aware of any consequence which would give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. The Directors have no present intention to exercise the New Repurchase Mandate to such an extent which will result in the number of the Shares held by the public being reduced to less than 25%.

SHARE PRICES

The following table shows the highest and lowest prices at which the Shares have been traded on the Stock Exchange in each of the past twelve months preceding the Latest Practicable Date:

Month	Highest *(HK$)*	Lowest *(HK$)*
2007		
April	8.20	7.60
May	7.76	7.04
June	8.45	7.40
July	8.05	7.50
August	8.27	6.15
September	8.72	7.41
October	9.56	7.60
November	8.44	6.51
December	7.70	6.70
2008		
January	8.10	5.45
February	6.40	5.44
March	6.35	5.20
April (up to the Latest Practicable Date)	6.38	4.84

REPURCHASE OF SHARES

The Company had not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

GENERAL

To the best of their knowledge and having made all reasonable enquiries, none of the Directors nor any of their associates currently intend to sell Shares to the Company or its subsidiaries.

No connected persons of the Company, as defined in the Listing Rules, have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so in the event that the Company is authorised to make repurchases of the Shares.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the proposed mandate to repurchase Shares in accordance with the Listing Rules and the applicable laws of Hong Kong.

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

NOTICE IS HEREBY GIVEN that the 2008 annual general meeting of shareholders of Galaxy Entertainment Group Limited will be held at Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Thursday, 19 June 2008 at 11:00 a.m. for the following purposes:

1. To receive and consider the financial statements and reports of the Directors and auditors for the year ended 31 December 2007;

2. To elect Directors and fix the Directors' remuneration;

3. To re-appoint auditors and authorise the Directors to fix their remuneration;

4. As special business, to consider and, if thought fit, pass the following Resolutions as Ordinary Resolutions:

4.1 "**THAT**

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to purchase shares of the Company be and it is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; or

(iii) the revocation or variation of the approval given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting."

4.2 **"THAT**

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers either during or after the Relevant Period be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i) a Rights Issue;

(ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company;

(iii) the exercise of any option under the Company's share option schemes or similar arrangement for the time being adopted by the Company in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the grant or issue of shares or rights to acquire shares of the Company; or

(iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company,

shall not exceed the aggregate of: (aa) 20% of the aggregate nominal amount of the issued share capital of the Company on the date of the passing of this Resolution; (bb) (if the Directors are so authorised by a

separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum of 10% of the share capital of the Company in issue at the date of passing this Resolution), and this approval shall be limited accordingly; and

(c) for the purposes of this Resolution:

"Relevant Period" means the period from the time of passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; or

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in any territory outside Hong Kong)."

4.3 "**THAT** conditional upon the passing of the Resolutions numbered 4.1 and 4.2 in the notice convening this meeting, the general mandate granted to the Directors of the Company to exercise the powers of the Company pursuant to paragraph (a) of the Resolution numbered 4.2 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted by the Resolution numbered 4.1, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of the passing of this Resolution."

By Order of the Board of
Galaxy Entertainment Group Limited
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 29 April 2008

Notes:

1. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote, on a poll, on his/her behalf. A proxy need not be a member of the Company.

2. A proxy form for use in connection with the meeting is enclosed. The proxy form shall be deposited at the registered office of the Company not less than 48 hours before the time appointed for holding the meeting.

3. Concerning agenda item 2 above, Ms. Paddy Tang Lui Wai Yu and Dr. William Yip Shue Lam will retire by rotation at the meeting and, being eligible, offer themselves for re-election. Details of these Directors are set out in Appendix I to this circular.

4. Concerning agenda item 4.1 above, approval is being sought from members for increasing flexibility and providing discretion to the Directors in the event that it becomes desirable to repurchase shares on The Stock Exchange of Hong Kong Limited. An explanatory statement to provide relevant information in respect of the proposed granting of the repurchase mandate to the Directors is set out in Appendix II to this circular.

5. Concerning agenda item 4.2 above, approval is being sought from members for a general mandate to the Directors to allot, issue and deal in additional shares in the capital of the Company for increasing flexibility and providing discretion to the Directors in managing the Company's capital base and in particular enabling the Company to maintain financing flexibility.

附註：

一、 凡有權出席大會投票之股東，可委派一位或多位代表出席及於表決時代為投票，代表人不必為本公司之股東。

二、 茲附奉大會之代表委任表格。代表委任表格須於大會指定召開時間前最少四十八小時送達本公司之註冊辦事處。

三、 關於上述決議案第2項，鄧呂慧瑜女士及葉樹林博士將於大會輪席告退，彼等表示如再度獲選，願繼續留任。該等董事之詳細資料已載於本通函之附錄一內。

四、 關於上述決議案第4.1項，提出要求股東批准增加董事會之靈活度及賦予其酌情權，以便在情況適宜時在香港聯合交易所有限公司購回股份。載有有關建議授權予董事之購回授權資料之說明函件已載於本通函之附錄二內。

五、 關於上述決議案第4.2項，提出要求股東批准授予董事權力以配發、發行及處理本公司股本內之額外股份，以增加董事之靈活度及賦予其酌情權，以管理本公司股本基礎，特別是可確保本公司得以維持最大財務靈活性。

（倘董事會獲本公司股東根據一項獨立之普通決議案授權）本公司於本決議案獲通過後所購回之本公司股本面值（以通過本決議案當日本公司已發行股本百分之十為限），而此項批准亦須受此限制；及

（丙）就本決議案而言：

「有關期間」指本決議案通過當日至下列三者之最早日期之期間：

(i) 本公司下屆股東週年大會結束；

(ii) 本公司根據公司條例規定下屆股東週年大會將予召開之期限屆滿時；或

(iii) 本公司之股東於股東大會上以普通決議案取消或修改本決議案作出之批准；及

「配售新股」指本公司董事會於訂定之期間向股東名冊內於指定記錄日期所登記之本公司股份持有人按其當時持股比例配售新股之建議（惟本公司董事有權就零碎股份或就任何香港以外地區之法律或任何認可管制機構或證券交易所之規定而產生之任何限制或責任而必須或權宜取消若干股東在此方面之權利或作出其他安排）。」

4.3 「**動議**待召開本大會通告第4.1及4.2項決議案獲通過後，擴大根據第4.2項決議案（甲）段授予本公司董事以行使本公司權力之一般授權，增加數額相當於本公司根據第4.1項決議案授出之權力購回之本公司股本面值總額，惟有關數額不得超過本決議案通過當日本公司已發行股本面值總額百份之十。」

承董事會命
銀河娛樂集團有限公司
公司秘書
陳麗潔

香港，二零零八年四月二十九日

(丙)就本決議案而言：

「有關期間」指本決議案通過當日至下列三者之最早日期之期間：

(i) 本公司下屆股東週年大會結束；

(ii) 本公司根據公司條例規定下屆股東週年大會將予召開之期限屆滿時；或

(iii) 本公司之股東於股東大會上以普通決議案取消或修改本決議案作出之批准。」

4.2 「**動議**：

(甲)在下文(乙)段之限制下，批准以一般性及無條件授權本公司董事會在有關期間內，行使本公司所有權力以配發、發行及處理本公司股本內之額外股份，並作出或授出需於有關期間內或之後行使此等權力之售股建議、協議及認股權；

(乙)除根據以下各項外：

(i) 配售新股；

(ii) 按照本公司所發行之任何認股權證或可轉換為本公司股份之任何證券之條款而行使之認購或轉換權；

(iii) 行使當時本公司根據香港聯合交易所有限公司證券上市規則採納以授予或發行本公司股份或購買本公司股份之權利之本公司認股權計劃或類似安排下之任何認股權；或

(iv) 遵照本公司之公司組織章程細則之任何以股代息或類似之安排，以配發本公司之股份，以代替全部或部分股息者，

本公司董事會依據上文(甲)段批准配發或同意有條件或無條件配發(不論是否依據認股權或其他而配發者)之股本面值總額，不得超過：(甲甲)本公司於通過本決議案當日已發行股本面值總額百分之二十；及(乙乙)

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

(於香港註冊成立之有限公司)

(股份代號：27)

茲訂於二零零八年六月十九日(星期四)上午十一時正假座香港中環金鐘道88號太古廣場萬豪酒店3樓宴會廳召開銀河娛樂集團有限公司二零零八年股東週年大會，商議下列事項：

1. 省覽及討論截至二零零七年十二月三十一日止年度之財務報表及董事會與核數師報告書；

2. 選舉董事，及釐定董事袍金；

3. 重聘核數師，並授權董事會釐定其酬金；

4. 作為特別事項考慮下列決議案，如認為適當，即通過為普通決議案：

4.1 「**動議**：

(甲) 在下文(乙)段之限制下，批准以一般性及無條件授權本公司董事會在有關期間內行使本公司所有權力以購買本公司之股份；

(乙) 依據上文(甲)段所載授權，按香港購回股份守則在香港聯合交易所有限公司以及在香港證券及期貨事務監察委員會及香港聯合交易所有限公司認可之任何其他交易所購回之股份面值總額不得超過本公司於通過本決議案當日已發行股本面值總額之百分之十，而上文之批准亦須受此限制；及

股份價格

下表顯示股份在最後實際可行日期前十二個月內每一個月在聯交所之最高及最低成交價：

月份	最高 *(港幣)*	最低 *(港幣)*
二零零七年		
四月	8.20	7.60
五月	7.76	7.04
六月	8.45	7.40
七月	8.05	7.50
八月	8.27	6.15
九月	8.72	7.41
十月	9.56	7.60
十一月	8.44	6.51
十二月	7.70	6.70
二零零八年		
一月	8.10	5.45
二月	6.40	5.44
三月	6.35	5.20
四月(截至最後實際可行日期止)	6.38	4.84

購回股份

本公司於本通函日期前六個月內並無購回其任何股份(無論是否在聯交所)。

一般事項

就董事所知及彼等於作出一切合理查詢後所知悉，董事及彼等之聯繫人士現時均無意向本公司或其附屬公司出售股份。

本公司之關連人士(定義見上市規則)概無知會本公司，彼等現時有意於本公司獲授權購回股份之情況下向本公司出售股份，亦無承諾不會作出此舉。

董事已向聯交所承諾，在有關承諾適用下，彼等將根據上市規則及香港適用法例之規定行使購回股份之建議授權。

用以購回之款項

根據章程細則、公司條例及其他香港適用法例之規定，根據購回股份之建議授權進行購回所需資金須由合法可作此用途之資金所提供。

收購守則之影響

倘因為購回股份，一名股東所佔本公司投票權之權益比例增加，則就收購守則第32條及購回守則第6條而言，該項權益增加將被視為一項收購事項。因此，視乎股東權益之增加幅度，一名股東或一群採取一致行動之股東可取得或鞏固本公司之控制權，並須根據收購守則第26條之規定提出強制性收購建議。

於最後實際可行日期，該信託、嘉華國際集團有限公司、呂氏家族成員及其各自之聯繫人士及受控制公司擁有合共2,062,894,585股股份（相當於本公司已發行股本約52.4%）之權益。根據證券及期貨條例第336條要求而設之登記冊顯示，於最後實際可行日期，Permira基金擁有798,384,000股股份之權益，相當於本公司已發行股本約20.3%

根據上述持股權益，倘董事根據新購回授權行使全部權力購回股份，且在並無計及行使尚未行使之認股權或兑換尚欠可換股票據之情況下，該信託、嘉華國際集團有限公司、呂氏家族成員及其各自之聯繫人士及受控制公司之上述權益將增加至約58.2%，而Permira基金之上述權益將增加至約22.5%。在該情況下，彼等之權益總額將增加至本公司之已發行股本超過75%，導致公眾人士持有之股份少於已發行股份總數之25%。董事不知悉有任何情況會導致須根據收購守則第26條之規定提出強制性收購建議之責任。董事會現時無意行使新購回授權以致公眾人士持有之股份數目低於25%。

本附錄載有上市規則規定説明函件所須載列之資料，讓股東能在知情之情況下就投票贊成或反對將於二零零八年股東週年大會上提呈關於新購回授權之決議案作出決定。

股本

於最後實際可行日期，本公司之已發行股本包括3,935,649,361股股份。於同日，根據本公司認股權計劃，已經授出且尚未行使之認股權可認購87,114,000股股份。另有尚欠總額240,000,000美元並於二零一一年到期之零息可換股票據，此票據可按每股9.36港元（可調整）之初步換股價換取股份。

待授予購回股份之建議授權之決議案獲通過後，按於二零零八年股東週年大會前並無進一步發行（不論為一般性或因行使尚未行使認股權所附之認購權或尚欠之可換股票據所附之換股權而發行）或購回股份之基準計算，於二零零八年股東週年大會日期起至(i)本公司下屆股東週年大會結束；或(ii)章程細則或法例規定本公司須舉行下屆股東週年大會之日，或(iii)股東於股東大會上以決議案撤銷或修改有關授權之日（以最早者為準）止之期間內，本公司可購回最多達393,564,936股股份。

進行購回之理由

董事相信，尋求股東授予一般授權以便本公司可於聯交所購回股份，乃符合本公司及股東之最佳利益。購回可提高本公司資產淨值及／或每股盈利，惟須視乎當時之市況及款項安排而定，並只可在董事認為購回將有利於本公司及股東時方會進行。

董事目前無意購回任何股份，且彼等僅會於彼等認為購回符合本公司之整體利益，及可以在對本公司有利之購回股份條款之情況下行使購回權力。根據本公司於二零零七年十二月三十一日（即本公司最近期之經審核財務報表之刊發日）之綜合財務狀況所示，董事認為倘按現行之市價全面行使一般授權購回股份，或會對本公司之營運資金及資本負債比率造成重大不利影響。然而，倘行使購回授權對本公司之營運資金需求（相對於最近期刊發之經審核財務報表所披露之狀況）或董事不時認為本公司適宜具備之資本負債比率造成重大不利影響，則董事不擬在此情況下行使購回授權。

葉樹林博士，七十歲，自二零零四年十二月起任本公司之獨立非執行董事，二零零六年一月起亦出任本公司薪酬委員會成員，除披露者外，彼並無擔任本公司或其任何附屬公司之任何職位。

葉博士持有加拿大康戈迪亞大學（Concordia University）文學士學位及榮譽法律博士學位。彼為加拿大置地有限公司之創辦人並擔任董事長一職。該公司於澳洲股票交易所上市，並從事地產發展和旅遊景區業務。彼亦為廣州嘉游旅游景區開發有限公司之董事長。葉博士一向積極參與公眾服務，現為香港中華總商會之常務會董及康戈迪亞大學香港育才基金有限公司之主席；彼亦為香港加拿大商會之理事。此外，葉博士曾被選為廣州市榮譽市民。

除披露者外，葉博士於過去三年內並無在其他上市公眾公司擔任任何董事職務。葉博士與任何本公司董事、高級管理人員或主要股東或控股股東概無任何關係。

葉博士定有為期三年之服務合約，按其服務合約涵蓋之酬金金額包括由董事會建議並經股東於隨後一屆股東週年大會上批准之每年度之董事袍金及薪酬委員會會員袍金，以及酌情發放之認股權。截至二零零七年十二月三十一日止之董事袍金（現時預計為港幣100,000元）及薪酬委員會會員袍金（現時預計為港幣40,000元）將提呈予股東於二零零八年股東週年大會上批准。彼之酬金乃參照其於本公司之職責及責任、本公司之表現及盈利、本公司之酬金政策以及市場基準而釐定。

於最後實際可行日期，葉博士持有可認購250,000股股份之認股權。除披露者外，葉博士並無持有根據證券及期貨條例第XV部所指之任何股份權益。

據董事所知及所信及經作出一切合理查詢後，就葉博士之建議重選留任事宜而言，概無任何須根據上市規則第13.51(2)條第(h)至(v)段之規定予以披露之資料。除本通函所披露者外，董事會並無獲悉任何其他事宜需要股東留意。

擬於二零零八年股東週年大會上重選留任之董事之詳細資料載列如下：

鄧呂慧瑜女士，五十四歲，於一九九一年八月起任本公司之執行董事。彼亦為嘉華國際集團有限公司(聯交所上市公司)之執行董事。此外，鄧女士亦是本公司多間附屬公司之董事。

鄧女士持有加拿大麥基爾大學之商業學士學位，並為英格蘭及威爾斯特許會計師學會會員。鄧女士為香港特別行政區選舉委員會委員，亦為多間公共及社會服務團體之委員，包括海洋公園公司董事局、香港藝術發展局、統計諮詢委員會及公司法改革常務委員會。鄧女士於二零零六年十二月再次獲選為第三屆香港特別行政區行政長官選舉委員會(酒店界界別分組選舉)之成員。

除上文所披露者外，鄧女士於過去三年內並無在其他上市公眾公司擔任任何董事職務。

鄧女士為本公司執行董事呂博士之女及呂耀東先生之姊。彼亦是作為本公司控股股東之該信託之直接或間接可能受益人。除披露者外，鄧女士與本公司任何董事、高層管理人員或主要股東或控股股東概無任何關係。

鄧女士並無與本公司訂立服務合約，其服務本公司並無設定或擬定固定年期。鄧女士之委任並無特定任期，惟按照章程細則須於股東週年大會上退任並可重選留任。鄧女士獲支付之酬金金額包括由董事會建議並經股東於隨後一屆股東週年大會上批准之年度董事袍金、酌情認股權及酌情花紅。如獲股東於二零零八年股東週年大會上批准，鄧女士將獲支付港幣100,000元作為截至二零零七年十二月三十一日止年度之董事袍金。彼之酬金乃參照其於本公司之職責及責任、本公司之表現及盈利、本公司之酬金政策以及市場基準而釐定。

於最後實際可行日期，鄧女士持有根據證券及期貨條例第XV部所指合共2,998,011,061股股份及相關股份權益(包括被視為擁有之權益)，當中包括2,992,611,061股股份及可認購5,400,000股股份之認股權權益。除披露者外，鄧女士並無持有根據證券及期貨條例第XV部所指之任何股份權益。

據董事所知及所信及經作出一切合理查詢後，就鄧女士之建議重選留任事宜而言，概無任何須根據上市規則第13.51(2)條第(h)至(v)段之規定予以披露之資料。除本通函所披露者外，董事會並無獲悉任何其他事宜需要股東留意。

一般資料

本通函各附錄載有其他資料，敬希垂注。

此致

諸位股東 台照

代表董事會
銀河娛樂集團有限公司
主席
呂志和博士
謹啟

二零零八年四月二十九日

二零零八年股東週年大會通告

召開二零零八年股東週年大會之通告載於本通函之附錄三內。不論　閣下能否出席大會，務請按照印備之指示填妥本通函隨附之代表委任表格，並無論如何盡快於大會指定舉行時間最少48小時前交回本公司註冊辦事處，地址為香港中環夏慤道10號和記大廈16樓1606室。　閣下填妥及交回代表委任表格後，仍可依願親身出席大會及於會上投票。

要求以投票方式進行表決之程序

根據章程細則第七十五條，於任何股東大會上，除非：(i)大會主席；或(ii)最少三名當時有權於大會上投票而親身(或倘股東為法團，由其正式授權代表)或委派代表出席之股東；或(iii)佔所有有權於大會上投票之股東之總投票權不少於十分之一而親身(或倘股東為法團，由其正式授權代表)或委派代表出席之股東；或(iv)持有附有權利可於大會投票之股份(已繳足股款相當於該等附有權利可於大會投票之股份之繳足股款總額不少於十分之一)而親身(或倘股東為法團，由其正式授權代表)或委派代表出席之股東要求以投票表決(於宣佈舉手表決之結果前或當時或撤回任何其他投票表決之要求時提出)，否則提呈大會之決議案應以舉手表決之方式通過。

推薦意見

董事認為重選董事、新購回授權及新發股授權均符合本公司之最佳利益，故此建議全體股東投票贊成將於二零零八年股東週年大會上提呈之該等決議案。

責任聲明

本通函乃遵照上市規則的規定提供有關本公司的資料。董事願就本通函所載資料的準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏任何其他事實，致使本通函所載任何聲明有誤導成份。

重選董事

根據章程細則第一百零六(甲)條，鄧呂慧瑜女士、張惠彬博士及葉樹林博士於二零零八年股東週年大會上輪席告退。鄧呂慧瑜女士及葉樹林博士均符合資格並願意膺選連任。張惠彬博士已選擇將不會重選連任，並將在二零零八年股東週年大會上任滿告退。

擬重選留任之董事之詳細資料載於本通函之附錄一內。

購回股份及發行股份之一般授權

本公司已於二零零七年股東週年大會上通過一項普通決議案，該決議案為有關授予董事購回不多於截至該日本公司已發行股本10%之股份之一般授權(「現有購回授權」)。本公司亦已於股東特別大會上通過一項普通決議案，該決議案為有關授予董事發行及配發不多於截至該日本公司已發行股本20%之新股份之一般授權(「現有發股授權」)。

現有購回授權及現有發股授權均將於二零零八年股東週年大會結束之時屆滿。董事認為現有購回授權及現有發股授權能增加董事會處理本公司事務及股本基礎之財務靈活性及及時賦予其酌情權，並符合股東之利益，而本公司應繼續採納該等授權。

本公司將於二零零八年股東週年大會上提呈一項新一般授權予董事，以按照二零零八年股東週年大會通告內第4.1項決議案所載購回不超逾截至該決議案通過當日本公司已發行股本10%之股份(「新購回授權」)。本公司亦將提呈新一般授權，按二零零八年股東週年大會通告所載第4.2及4.3項決議案授權董事可發行及配發最多不超過決議案通過當日本公司已發行股本20%之新股份(「新發股授權」)。倘股東於二零零八年股東週年大會上通過第4.1、4.2及4.3項決議案，授予所有授權，根據第4.3項決議案，按新購回授權購回之股份數目將可加入據新發股授權內之20%限額而配發股份之總數。

本通函附錄二收錄一份説明函件，其載有上市規則規定之資料，讓股東能在知情之情況下，決定投票贊成或反對將於二零零八年股東週年大會上提呈關於新購回授權之第4.1項決議案。

有關該項建議新發股授權，根據於最後實際可行日期之本公司已發行股本及假設從該日至二零零八年股東週年大會日期，本公司之已發行股本並無進一步變化，則可供配發及發行之本公司股份總數為787,129,872股股份。

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

(於香港註冊成立之有限公司)

(股份代號：27)

執行董事：
呂志和博士，*GBS，MBE，太平紳士，LLD，DSSc，DBA(主席)*
呂耀東*(副主席)*
陳啟能
徐應強
鄧呂慧瑜，*太平紳士*

註冊辦事處：
香港
中環
夏慤道10號
和記大廈
16樓1606室

非執行董事：
張惠彬博士，*太平紳士**
鄭慕智博士，*GBS，OBE，太平紳士*
顏志宏*
葉樹林博士，*LLD**
唐家達
Martin Clarke博士
Guido Paolo Gamucci

* *獨立非執行董事*

敬啟者：

重選董事、
購回股份及發行股份之一般授權
及
二零零八年股東週年大會通告

緒言

本通函旨在向　閣下提供有關在二零零八年股東週年大會上提呈之決議案之資料。該等決議案為有關(i)重選董事；及(ii)授予董事一般授權，分別購回以及發行及配發不超逾該決議案通過當日之本公司已發行股本10%之股份以及20%之新股份。

「上市規則」	指	聯交所證券上市規則
「呂氏家族成員」	指	家族成員包括呂博士、其配偶及子女
「購回守則」	指	香港股份購回守則
「證券及期貨條例」	指	香港法例第五百七十一章證券及期貨條例
「股份」	指	本公司股本中每股面值港幣0.10元之股份
「股東」	指	股份之持有人
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「該信託」	指	呂博士以創立人身份成立之呂氏家族全權信託
「港幣」	指	香港法定貨幣港元
「%」	指	百分比

於本通函內，除非文義另有所指，否則下列詞彙將具有以下涵義：

「二零零七年股東週年大會」	指	本公司於二零零七年六月二十六日舉行之股東週年大會
「二零零八年股東週年大會」	指	本公司將於二零零八年六月十九日上午十一時正假座香港中環金鐘道88號太古廣場萬豪酒店3樓宴會廳召開之股東週年大會
「年報」	指	本公司截至二零零七年十二月三十一日止年度之年報
「細則」	指	章程細則內之細則
「章程細則」	指	本公司之組織章程細則
「聯繫人士」	指	具有上市規則所賦予之涵義
「董事會」	指	董事會
「公司條例」	指	香港法例第三十二章公司條例
「本公司」	指	銀河娛樂集團有限公司，於香港註冊成立之有限公司，其股份在聯交所主板上市
「關連人士」	指	具有上市規則所賦予之涵義
「董事」	指	本公司之董事
「呂博士」	指	本公司執行董事兼主席呂志和博士
「股東特別大會」	指	本公司於二零零七年十一月二十一日舉行之股東特別大會
「香港」	指	中華人民共和國香港特別行政區
「最後實際可行日期」	指	二零零八年四月二十五日，即本通函付印前就確定其中若干資料之最後實際可行日期

目 錄

頁次

釋義 1

董事會函件 3

緒言 3
重選董事 4
購回股份及發行股份之一般授權 4
二零零八年股東週年大會通告 5
要求以投票方式進行表決之程序 5
推薦意見 5
責任聲明 5
一般資料 6

附錄一 — 擬重選留任之董事 7

附錄二 — 説明函件 9

附錄三 — 二零零八年股東週年大會通告 12

此乃要件　請即處理

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦無發表任何聲明，並明確表示，概不對因本通函全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

閣下如對本通函任何內容或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之銀河娛樂集團有限公司股份，應立即將本通函及隨附之代表委任表格送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

本通函應連同隨附截至二零零七年十二月三十一日止年度之年報一併閱讀。

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

(於香港註冊成立之有限公司)

(股份代號：27)

重選董事、
購回股份及發行股份之一般授權
及
二零零八年股東週年大會通告

二零零八年四月二十九日

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 27)

UNUSUAL PRICE MOVEMENT

This statement is made at the request of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Board of Directors (the "Board") of Galaxy Entertainment Group Limited (the "Company") notes the increase in price of the Company's shares today and wishes to state that the Board is not aware of any reasons for such increase.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), neither is the Board aware of any other matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules which is or may be of a price-sensitive nature.

Made by the order of the Board, the Directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board of
Galaxy Entertainment Group Limited
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 23 April 2008

As at the date of this announcement, the executive Directors of the Company are Dr. Lui Che Woo (Chairman), Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung and Ms. Paddy Tang Lui Wai Yu; the non-executive Directors of the Company are Dr. Moses Cheng Mo Chi, Mr. Anthony Thomas Christopher Carter, Dr. Martin Clarke and Mr. Guido Paolo Gamucci; and the independent non-executive Directors of the Company are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

（於香港註冊成立之有限公司）

（股份代號：**27**）

股份價格不尋常波動

本公司現應香港聯合交易所有限公司（「聯交所」）的要求，發表聲明如下：

銀河娛樂集團有限公司(「本公司」)董事會（「董事會」）已知悉今天本公司的股份價格上升，玆聲明董事會並不知悉導致股份價格上升的任何原因。

董事會謹確認，目前並無任何有關收購或變賣的商談或協議爲根據聯交所證券上市規則（「上市規則」）第13.23條而須予公開者；董事會亦不知悉有任何足以或可能影響價格的事宜爲根據上市規則第13.09條所規定的一般責任而須予公開者。

上述聲明乃承本公司董事會之命而作出；董事會各董事願就本聲明的準確性承擔個別及共同的責任。

承董事會命
銀河娛樂集團有限公司
公司秘書
陳麗潔

香港，二零零八年四月二十三日

於本公佈日期，執行董事爲呂志和博士（主席）、呂耀東先生、陳啓能先生、徐應強先生及鄧呂慧瑜女士，非執行董事爲鄭慕智博士、唐家達先生、Martin Clarke博士及 Guido Paolo Gamucci 先生，獨立非執行董事爲張惠彬博士、顏志宏先生及葉樹林博士。

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 27)

ANNOUNCEMENT OF ANNUAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2007

ANNUAL RESULTS

The Directors of Galaxy Entertainment Group Limited (the "Company") announce the results of the Company and its subsidiaries (collectively referred to as the "Group") for the year ended 31 December 2007 as follows:

Highlights

- EBITDA increased by 234% to reach HK$1,461 million
- Revenue increased by 179% to reach HK$13,035 million
- Strong balance sheet, cash on hand as at 31 December 2007 of HK$8.3 billion

Milestones in 2007

- Excellent performance of the award-winning StarWorld in its first full year of operation
- Area I of Galaxy mega resort – Mystical Oasis on track for completion by the end of 2008 and opening in mid 2009
- Secured a resourceful strategic shareholder, Permira Funds
- Partnered with Hotel Okura to open its first luxury hotel in Galaxy mega resort

FINAL DIVIDEND

The Board of Directors has resolved not to recommend any final dividend for the year ended 31 December 2007 (2006: nil).

CONSOLIDATED PROFIT AND LOSS STATEMENT
For The Year Ended 31 December 2007

	Note	**2007** *HK$'000*	2006 *HK$'000*
Revenue	4	**13,035,439**	4,669,495
Cost of sales		**(11,383,472)**	(4,255,222)
Gross profit		**1,651,967**	414,273
Other income		**415,732**	262,325
Administrative expenses		**(928,304)**	(683,422)
Other operating expenses		**(1,058,113)**	(1,025,623)
Operating profit/(loss)	5	**81,282**	(1,032,447)
Finance costs		**(557,395)**	(522,226)
Share of profits less losses of			
Jointly controlled entities		**52**	29,623
Associated companies		**-**	(612)
Loss before taxation		**(476,061)**	(1,525,662)
Taxation	6	**(26,172)**	(5,848)
Loss for the year		**(502,233)**	(1,531,510)
Attributable to:			
Shareholders		**(466,200)**	(1,531,546)
Minority interests		**(36,033)**	36
		(502,233)	(1,531,510)
		HK cents	*HK cents*
Loss per share	7		
Basic		**(13.8)**	(46.5)
Diluted		**(13.8)**	(46.5)

CONSOLIDATED BALANCE SHEET
As at 31 December 2007

	Note	2007 *HK$'000*	2006 *HK$'000*
ASSETS			
Non-current assets			
Property, plant and equipment		**4,731,187**	3,882,504
Investment properties		**62,500**	62,500
Leasehold land and land use rights		**1,580,777**	1,621,917
Intangible assets		**14,520,665**	15,520,486
Jointly controlled entities		**506,193**	386,520
Associated companies		**730**	730
Derivative financial instruments		**1,155**	47,072
Other non-current assets		**599,602**	904,625
		22,002,809	22,426,354
Current assets			
Inventories		**90,449**	94,522
Debtors and prepayments	8	**1,039,336**	689,085
Amounts due from jointly controlled entities		**339,168**	174,053
Taxation recoverable		**1,299**	2,546
Other investments		**57,768**	39,241
Cash and bank balances		**8,230,362**	5,783,197
		9,758,382	6,782,644
Total assets		**31,761,191**	29,208,998
EQUITY			
Share capital		**393,564**	329,612
Reserves		**18,013,088**	13,303,187
Shareholders' funds		**18,406,652**	13,632,799
Minority interests		**531,791**	490,700
Total equity		**18,938,443**	14,123,499
LIABILITIES			
Non-current liabilities			
Borrowings		**6,010,571**	8,439,965
Deferred taxation liabilities		**1,781,500**	1,778,588
Derivative financial instruments		**477,531**	573,109
Provisions		**135,622**	120,151
		8,405,224	10,911,813
Current liabilities			
Creditors and accruals	9	**3,901,630**	3,633,551
Amount due to a jointly controlled entity		**2,177**	294
Current portion of borrowings		**495,247**	532,888
Taxation payable		**18,470**	6,953
		4,417,524	4,173,686
Total liabilities		**12,822,748**	15,085,499
Total equity and liabilities		**31,761,191**	29,208,998

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Preparation

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") under the historical cost convention as modified by the revaluation of investment properties, non-current investments, financial assets and financial liabilities (including derivative financial instruments), which are carried at fair values.

2. Adoption of New / Revised HKFRS

In 2007, the Group has adopted the new standards, amendments and interpretations issued by the HKICPA which are effective for the accounting periods beginning on or after 1 January 2007. However, the adoption of these new standards, amendments and interpretations does not have any significant effect on the accounting policies or results and financial position of the Group, whereas the adoption of HKAS 1 Amendment and HKFRS 7 requires additional disclosures relating to financial instruments and capital management in the consolidated financial statements.

3. Segment Information

The Group is principally engaged in the operation in casino games of chance or games of other forms, provision of hospitality and related services and the manufacture, sale and distribution of construction materials. In accordance with the internal financial reporting and operating activities of the Group, the primary segment reporting is by business segments and the secondary segment reporting is by geographical segments. Segment assets consist primarily of property, plant and equipment, investment properties, leasehold land and land use rights, intangible assets, other non-current assets, inventories, debtors and prepayments, and mainly exclude investments, derivative financial instruments, taxation recoverable and cash and bank balances. Segment liabilities comprise mainly creditors, accruals and provisions and mainly exclude tax liabilities and borrowings. There are no sales or trading transaction between the business segments.

3. Segment Information (Cont'd)

(a) Business segments

	Gaming and entertainment	Construction materials	Unallocated	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Year ended 31 December 2007				
Revenue	**11,481,227**	**1,554,212**	**-**	**13,035,439**
Operating (loss)/profit *(Note)*	**(203,059)**	**74,898**	**209,443**	**81,282**
Finance costs				**(557,395)**
Share of profits less losses of jointly controlled entities	**174**	**(122)**	**-**	**52**
Loss before taxation				**(476,061)**
Taxation				**(26,172)**
Loss for the year				**(502,233)**
Capital expenditure	**(1,233,343)**	**(32,413)**	**(4,184)**	**(1,269,940)**
Depreciation	**(248,491)**	**(77,331)**	**(2,458)**	**(328,280)**
Amortisation	**(1,038,612)**	**(45,731)**	**-**	**(1,084,343)**
Impairment of non-current investments	**-**	**-**	**(4,569)**	**(4,569)**
Impairment of property, plant and equipment	**-**	**(27,457)**	**-**	**(27,457)**
Impairment of trade debtors	**-**	**(3,016)**	**-**	**(3,016)**

(Note): Results of the gaming and entertainment division include pre-opening expenses of HK$22,199,000 incurred for the Galaxy mega resort.

3. Segment Information (Cont'd)

(a) Business segments (Cont'd)

	Gaming and entertainment	Construction materials	Unallocated	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Year ended 31 December 2006				
Revenue	3,388,767	1,280,728	-	4,669,495
Operating (loss)/profit *(Note)*	(1,187,893)	52,512	102,934	(1,032,447)
Finance costs				(522,226)
Share of profits less losses of				
Jointly controlled entities	(2,803)	32,426	-	29,623
Associated companies	-	(612)	-	(612)
Loss before taxation				(1,525,662)
Taxation				(5,848)
Loss for the year				(1,531,510)
Capital expenditure	(2,773,738)	(69,533)	(5,459)	(2,848,730)
Depreciation	(60,570)	(82,729)	(1,194)	(144,493)
Amortisation	(1,007,187)	(38,459)	-	(1,045,646)
Impairment of non-current investments	-	-	(4,237)	(4,237)
Impairment of property, plant and equipment	-	(784)	-	(784)

(Note): Results of the gaming and entertainment division included pre-opening expenses of HK$267,868,000 incurred for the City Club Casinos and the StarWorld Casino and Hotel.

3. Segment Information (Cont'd)

(a) Business segments (Cont'd)

	Gaming and entertainment	Construction materials	Unallocated	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
As at 31 December 2007				
Segment assets	**20,593,125**	**1,855,623**	**8,805,520**	**31,254,268**
Jointly controlled entities	**(2,595)**	**508,788**	**-**	**506,193**
Associated companies	**-**	**730**	**-**	**730**
Total assets				**31,761,191**
Segment liabilities	**3,153,545**	**586,592**	**9,082,611**	**12,822,748**
As at 31 December 2006				
Segment assets	20,403,330	1,782,149	6,636,269	28,821,748
Jointly controlled entities	(2,769)	389,289	-	386,520
Associated companies	-	730	-	730
Total assets				29,208,998
Segment liabilities	2,907,093	539,522	11,638,884	15,085,499

(b) Geographical segments

	Revenue	Capital expenditure	Total assets
	HK$'000	*HK$'000*	*HK$'000*
Year ended 31 December 2007			
Macau	**11,756,085**	**1,238,195**	**24,698,271**
Hong Kong	**686,311**	**9,592**	**5,694,789**
Mainland China	**593,043**	**22,153**	**1,368,131**
	13,035,439	**1,269,940**	**31,761,191**
Year ended 31 December 2006			
Macau	3,620,336	2,796,186	25,077,008
Hong Kong	516,380	30,515	2,860,182
Mainland China	532,779	22,029	1,271,808
	4,669,495	2,848,730	29,208,998

4. Revenue

Revenue comprises turnover from sales of construction materials, gaming operations and hotel operations.

	2007	2006
	HK$'000	*HK$'000*
Sales of construction materials	**1,554,212**	1,280,728
Gaming operations		
Net gaming wins	**11,135,284**	3,186,893
Contributions *(Note)*	**78,966**	167,057
Tips received	**33,276**	19,692
Hotel operations		
Room rental	**139,519**	10,739
Food and beverages	**37,835**	3,924
Others	**56,347**	462
	13,035,439	4,669,495

(Note): In respect of the operations of certain city club casinos (the "Certain City Club Casinos"), the Group entered into certain agreements (the "Agreements") with third parties for a term equal to the life of the concession agreement with the Government of Macau Special Administrative Region (the "Macau Government") up to June 2022.

Under the Agreements, certain service providers (the "Service Providers") undertake for the provision of a steady flow of customers to the Certain City Club Casinos and for procuring and/or introducing customers to these casinos. The Service Providers also agree to indemnify the Group against substantially all risks arising under the leases of the premises used by these casinos; and to guarantee payments to the Group of certain operating and administrative expenses. Revenue attributable to the Group is determined by reference to various rates on the net gaming wins after special gaming tax and funds to the Macau Government. The remaining net gaming wins and revenue from gaming operations less all the relevant operating and administrative expenses belong to the Service Providers.

After analysing the risks and rewards attributable to the Group, and the Service Providers under the Agreements, revenue from the Certain City Club Casinos is recognised based on the established rates for the net gaming wins, after deduction of special gaming taxes and funds to the Macau Government, which reflect the gross inflow of economic benefits to the Group. In addition, all relevant operating and administrative expenses relating to the operations of the Certain City Club Casinos are not recognised as expenses of the Group in the consolidated financial statements.

4. **Revenue (Cont'd)**

The revenue and expenses related to the gaming operations of the Certain City Club Casinos are summarised as follows:

	2007	2006
	HK$'000	*HK$'000*
Net gaming wins	**1,730,121**	2,732,614
Tips received and other income	**11,242**	22,820
Interest income	**9,527**	18,085
	1,750,890	2,773,519
Operating expenses		
Special gaming tax and funds to the Macau Government	**(698,314)**	(1,101,141)
Commission and allowances to promoters	**(615,260)**	(1,042,232)
Employee benefit expenses	**(292,793)**	(328,559)
Other operating expenses	**(84,770)**	(73,065)
	(1,691,137)	(2,544,997)
Contributions from gaming operations	**59,753**	228,522
Contributions from/(net entitlements of) the Service Providers	**19,213**	(61,465)
Contributions attributable to the Group	**78,966**	167,057

5. Operating profit/(loss)

	2007	2006
	HK$'000	*HK$'000*
Operating profit/(loss) is arrived at after crediting:		
Rental income	**3,792**	9,286
Interest income		
Bank deposits	**219,281**	156,578
Loans to jointly controlled entities	**5,409**	2,073
Loan to a related company	**-**	3,371
Deferred receivable	**719**	797
Administrative fees from gaming operations	**30,089**	16,864
Dividend income from unlisted investments	**11,973**	9,229
Dividend income from listed investments	**1,223**	349
Realised and unrealised gain on listed investments	**68,429**	3,883
Gain on partial disposal of a jointly controlled entity	**28,863**	-
and after charging:		
Depreciation	**328,280**	144,493
Amortisation		
Gaming licence	**998,360**	998,089
Computer software	**5,728**	1,135
Overburden removal costs	**15,057**	16,475
Quarry site improvements	**20,609**	15,050
Quarry site development	**3,105**	1,959
Leasehold land and land use rights	**41,484**	12,938

6. Taxation

	2007	2006
	HK$'000	*HK$'000*
Current taxation		
Hong Kong profits tax	**7,660**	708
Mainland China income tax	**11,965**	1,932
Macau Complementary tax	**3,635**	4,029
Deferred taxation	**2,912**	(821)
	26,172	5,848

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profits for the year after setting off available taxation losses brought forward. Taxation assessable on profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which those profits arose.

7. Loss per Share

The calculation of basic loss per share is based on the loss attributable to shareholders of HK$466,200,000 (2006: loss of HK$1,531,546,000) and the weighted average of 3,373,065,022 shares (2006: 3,293,135,440 shares) in issue during the year.

The diluted loss per share for 2007 and 2006 equals to the basic loss per share since the exercise of the outstanding share options or conversion of convertible bonds would not have a dilutive effect on the loss per share.

8. Debtors and Prepayments

	2007	2006
	HK$'000	*HK$'000*
Trade debtors, net of provision	**616,574**	504,390
Other debtors, net of provision	**348,254**	68,193
Amount due from an associated company	**5,166**	183
Prepayments	**32,948**	72,620
Current portion of finance lease receivable	**36,394**	43,699
	1,039,336	689,085

8. Debtors and Prepayments (Cont'd)

Trade debtors mainly arise from the sales of construction materials. The Group has established credit policies which follow local industry standards. The Group normally allows an approved credit period ranging from 30 to 60 days for customers in Hong Kong and Macau and 120 to 180 days for customers in Mainland China. These are subject to periodic reviews by management.

The aging analysis of the trade debtors of the Group based on the invoice dates and net of provision for bad and doubtful debts is as follows:

	2007 *HK$'000*	2006 *HK$'000*
Within one month	**160,066**	136,508
Two to three months	**178,714**	148,612
Four to six months	**118,994**	97,840
Over six months	**158,800**	121,430
	616,574	504,390

9. Creditors and Accruals

	2007 *HK$'000*	2006 *HK$'000*
Trade creditors	**1,038,002**	975,230
Other creditors	**678,030**	668,863
Chips issued	**1,322,394**	1,065,413
Loans from minority interests	**89,672**	76,088
Accrued operating expenses	**765,649**	843,663
Deposits received	**7,883**	4,294
	3,901,630	3,633,551

The aging analysis of the trade creditors of the Group based on the invoice dates is as follows:

	2007 *HK$'000*	2006 *HK$'000*
Within one month	**608,429**	816,005
Two to three months	**86,894**	65,820
Four to six months	**43,952**	55,560
Over six months	**298,727**	37,845
	1,038,002	975,230

MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF OPERATIONS

(All amounts expressed in Hong Kong dollars unless otherwise stated)

Year 2007 was a productive year for Galaxy Entertainment Group as we delivered a solid financial performance and continued to successfully execute our corporate strategy of becoming a leading player in Macau, the world's largest gaming market. StarWorld Hotel & Casino led the Gaming and Entertainment Division where it reported healthy financial results for its first full year of operation. The development of the Galaxy Mega Resort, the key driver of the next phase of the Group's growth strategy, has advanced substantially. City Club casinos continued to generate a profitable stream of revenue for the Division in an increasingly more competitive market. Finally, the solid results of the Construction Materials Division helped to propel the Group to new heights.

Permira Funds - Our New Strategic Shareholder

In November 2007, Permira Funds, one of the world's leading private equity groups, invested US$840 million in exchange for a 20% ownership stake in the Group. We are especially proud of this strategic relationship which reaffirms our belief in the vision for the Group. Our relationship with Permira not only significantly improves our capital position but will enhance our competitiveness by leveraging Permira's proven expertise in the global consumer and gaming sectors.

Group Financial Results

Revenue and profit attributable to shareholders for the year ended 31 December 2007 was $13,035 million and a loss of $466 million respectively, as compared to revenue of $4,669 million and a loss of $1,532 million for the year ended 31 December 2006. The Group's revenue was significantly higher than that of last year reflecting the significant expansion in the Gaming and Entertainment operations, with the opening of 4 more casinos in Macau during the year of 2006, including the Group's flagship, StarWorld.

The Group's revenue for the first half of 2007 was $6,332 million and for the second half was $6,703 million, up 6%. StarWorld's revenue for the first half was $3,639 million, and for the second half was $4,372 million, up 20%.

For the year ended 31 December 2007, the Group's earnings before interest expense, tax, depreciation and amortisation (EBITDA) was $1,461 million, up from $437 million for the previous year, an increase of 234%.

This strong result in 2007 reflects the continued solid performance of all operating divisions and in particular strong revenue gains and improved efficiencies from StarWorld over the year.

The Group's accounting loss for the year was reported after:

- Non-cash depreciation and amortisation charges of $1,413 million, including the $998 million amortisation of the intangible asset arising from the acquisition of the Macau operation in 2005.

- $557 million in finance charges.

- Non-recurring items of $39 million which mainly include the realised and unrealised gains on investments, impairment losses of assets, gain on partial disposal of a jointly controlled entity and pre-opening expenses related to the construction of the Galaxy mega resort, including staff costs, training, launch, marketing and branding expenses.

Set out below is the segmental analysis of the Group's operating result for the year ended 31 December 2007.

EBITDA (EXCLUDING NON-RECURRING ITEMS AND AFTER INTEREST INCOME ALLOCATION)

	Gaming and Entertainment *HK$'M*	Construction Materials *HK$'M*	Corporate *HK$'M*	2007 *HK$'M*	2006 *HK$'M*
Revenue	**11,481**	**1,554**	**-**	**13,035**	4,669
Operating (loss)/profit	**(203)**	**75**	**209**	**81**	(1,032)
Share of profits of jointly controlled entities	**-**	**6**	**-**	**6**	31
Depreciation and amortisation	**1,287**	**123**	**3**	**1,413**	1,190
Non-recurring items	**22**	**7**	**(68)**	**(39)**	248
EBITDA (excluding non-recurring items)	**1,106**	**211**	**144**	**1,461**	437
Interest income allocation	**117**	**8**	**(125)**	**-**	-
EBITDA (excluding non-recurring items and after interest income allocation)	**1,223**	**219**	**19**	**1,461**	437

GAMING AND ENTERTAINMENT DIVISION

Overview

Macau gaming market continued to grow at an astounding 47% from $55 billion to $81 billion in 2007 which surpassed Las Vegas to emerge as the largest gaming market in the world. Every segment of the gaming market grew last year including the VIP market with 52%, mass market with 33% and slot machines with 75% for the year.

Galaxy's casinos generated net gaming revenues of $14.7 billion for the year (of which $11.5 billion is recognised in the statutory accounts due to the differing agreements with the City Club casinos' service providers).

StarWorld

2007 was the first full year of operations at StarWorld. During the year, a number of enhancement and additions were made to the property. These included: increasing the number of mass tables on the popular Level One gaming floor by 40% from 85 tables to 122 tables, adding 5 additional exclusive VIP gaming rooms, taking the total number of VIP tables from 32 in January to 69 at year end, increasing the number of slot machines on offer from 335 to 502, opening of the very popular high limit premium play Jinmen Room where we have achieved net win per table per day 100% above the net wins on the mass gaming floors, and the launch of StarWorld Ballroom and banquet areas on level 8.

Competition has intensified throughout 2007 and in particular in the second half of 2007 which experienced the opening of a number of new casinos and the capacity expansion of a number of existing casinos. In 2007, the total number of gaming tables increased by 58% from 2,762 to 4,375 and the number of slot machines increased by 103% from 6,546 to 13,267 machines.

In spite of this significant increased competition, StarWorld continued to produce a 36% return on investment for the shareholders. For the year ended 31 December 2007, StarWorld generated total revenues of $8,011 million and earned an EBITDA of $1,115 million, with an EBITDA margin of 14%.

Gaming results for StarWorld's three distinct gaming segments were as follows:

- VIP gaming revenue for the year was $6,027 million. VIP turnover was $203.4 billion with a win percentage of 3.0%, which was over the expected range of 2.7% to 2.9%. Win per table per day continues to grow and for the fourth quarter averaged $329,000 with a win rate of 3.3%.

- Mass table games revenue for the year was $1,543 million. Table games drop was $9.9 billion with a win percentage of 15.6%. StarWorld's mass gaming revenues increased during the fourth quarter which together with improving operational efficiencies and a hold percentage of 15% resulted in significant improvement in the contribution from StarWorld's mass gaming operations. Win per table per day continues to improve and averaged over $33,000 for the fourth quarter of 2007.

- Slot machine revenue for the year was $190 million. The slot machine win per unit per day for the fourth quarter averaged over $1,000 with an average number of 476 slot machines and this result was achieved after the number of slot machines was increased by 8% from 464 to 502 machines during the quarter.

- Tips revenue for the year was $17 million.

VIP gaming accounted for 77.7% of total gaming revenues for the year, with mass (excluding Jinmen) contributing 16.5%, Jinmen 3.4% and slots 2.4%. By the fourth quarter this segmentation was as follows, VIP 81.0%, Mass (excluding Jinmen) 11.8%, Jinmen 4.9% and Slots 2.3%.

StarWorld's non-gaming revenues for the year were $234 million. The revenue for the first half of the year was $96 million and this increased to $138 million in the second half of the year.

Official Macau Government statistics indicate that the level of occupancy for 5 star hotels in Macau was 70.2% in January 2007, increasing to 82.2% by December. While the market's average occupancy rate for the year was 75.3%, StarWorld achieved a significantly higher than market occupancy rate of 83.4% for the full year.

The Ballroom was opened on 29 November 2007 and its first event was StarWorld's inaugural anniversary. Since then, numerous events have been held in the facility throughout December. We expect this venue to provide a significant increase in our banquet revenue in 2008 and will also be utilized as a venue for player events as part of our ongoing player acquisition, retention and loyalty program.

Galaxy Mega Resort

Mystical Oasis

Galaxy mega resort will offer a truly unique and different product to the rapidly growing Macau market. The theme of Galaxy mega resort is a Mystical Oasis; it truly will be a paradise oasis of running water and lush tropical trees. On the roof of the casino will be one of the world's largest lagoon wave pools measuring 300 feet by 350 feet with two foot beach waves.

The golden external glass curtain walls will radiant wealth and when combined with lush oasis of water and trees will be an irresistible attraction to all visitors of Macau.

The casino portion of the resort will be one of the largest casinos in the world and the sheer scale of the casino will certainly leave a lasting impression on all visitors. A number of unique features is being incorporated into the casino podium including a brilliant laser light citadel and a fire and water extravaganza.

We believe that Galaxy mega resort truly will be a Mystical Oasis.

Okura Hotel partnership

We are delighted to confirm that the world famous Japanese hotel group, Okura Hotels has entered into an agreement to manage a 400 room hotel within the second hotel tower. Okura Hotels are the number one rated hotels in both Japan and Korea and interestingly in 2007, visitor arrivals to Macau from Japan and Korea grew 36% and 39%, respectively.

We expect to be in a position to announce an additional hotel partner in the very near future.

Development Update

In response to the robust growth of the Macau gaming market, Galaxy mega resort is reconfigured and expanded to have an additional hotel tower and a bigger gaming podium to meet the market demand. The construction of Galaxy mega resort is proceeding along its critical construction path. We wish to reinforce that Area One of Galaxy Mega Resort is approximately a 5 million square feet development, making this entertainment complex one of the largest developments in all of Macau.

The first hotel tower has been topped out. The gold glass curtain wall is presently being fitted and it is already 60% complete, the fitting out of the 1,500 hotel rooms and suites will commence in July 2008.

The massive Casino podium superstructure has practically completed and the fitting out of the Casino interior will commence in July 2008.

The second tower, which will house two hotels, commenced construction in January 2008 and we are currently adding a floor to the superstructure every 6 days. We expect to top out the superstructure in November 2008. The fitting of the glass curtain wall will commence in August 2008 and to speed the construction process, we will simultaneously fit the glass curtain wall on the lower levels of the tower as we are adding superstructure levels to the top of the tower. Following rapidly behind the glass curtain wall, we will be fitting the services which commence in September 2008.

We will open Hotel Tower One and the Casino in mid 2009 and the second Hotel Tower is scheduled to open late 2009.

Project Funding

Galaxy is in a very comfortable position in regard to the funding of the Galaxy mega resort. The construction, fit out and land costs of Area I of the project, are estimated at approximately $10 billion. Up to the end of 2007, we have already invested approximately $2 billion with an additional $8 billion still to spend. With the cash holdings in the bank as at 31 December 2007 of approximately $8.3 billion and expected cash to be generated from operation, the construction of Galaxy mega resort is fully funded.

Galaxy Cotai Land

Our Cotai Land Bank continues to represent a critical component of our long term development strategy. A recent land sale transaction confirms the fact that Galaxy has a very valuable asset on hand which is not yet recorded on the balance sheet. In January 2008, one million square feet of Gross Floor Area on Cotai at a price of $1,667 per square foot was sold in the market. In regard to Galaxy, approximately 5,000,000 square feet out of a total Gross Floor Area of 15,200,000 square feet is presently under construction, leaving 10,200,000 square feet as a land bank.

Galaxy's City Club Casinos

Galaxy's City Club casinos have continued to perform well in an increasingly competitive environment. City Club casinos' focus is predominately on the VIP gaming market and has proven to be the correct strategic decision.

City Club casinos' gaming revenues for the year ended 31 December 2007 were $7.0 billion (of which $3.5 billion is recognised in Galaxy's statutory accounts due to the differing agreements with the City Club casinos' service providers). In spite of keen competition from new properties, the City Club casinos captured 9% of the Macau gaming market for the year, with strong VIP gaming revenues and innovative mass gaming products. City Club casinos' EBITDA for the year was $175 million.

The City Club casinos operate 260 gaming tables and 510 slot machines. We believe that whilst StarWorld is our main profit driver, the City Club casinos will continue to provide a valuable complimentary service to selected VIP clientele.

USGAAP Comparisons

In comparing our Gaming and Entertainment Division's results to those of US corporations whose results are prepared under generally accepted accounting principles in the United States ("USGAAP"), it should be noted that gross gaming revenues, presented under USGAAP, are reduced by commissions and discounts paid to players, to arrive at net gaming revenues. An adjusted EBITDA margin would then be calculated based on these reduced net gaming revenues, resulting in a significantly higher EBITDA margin than that calculated under Hong Kong accounting standards. Galaxy complies with Hong Kong accounting standards. If calculated under USGAAP, StarWorld's 2007 EBITDA margin would be approximately 23%, as compared to Hong Kong GAAP which would give an EBITDA margin calculation of 14%.

Corporate Costs

During the year, the Group incurred net corporate costs of $214 million, offset by $165 million of interest income, reducing EBITDA by $49 million.

Total interest expense for the year was $557 million of which $112 million was non-cash imputed interest expense on the US$240 million convertible notes issued in December 2006.

CONSTRUCTION MATERIALS DIVISION

2007 was a year of considerable success, with the Group's construction materials business again delivering a strong performance. Sales and profit exceeded last year, the division's revenues were $1,554 million and it contributed $219 million to the Group's EBITDA. Once again, the benefit of management's continuing use of its centralised offshore procurement platform to achieve diverse, stable and cost-effective supply of construction materials, together with the strategic investments in the past few years, resulted in higher profit.

The economic backdrop to the year was on balance reasonable, although as always it varied somewhat by region and markets. The benefits of the balanced spread of operations across geographic regions and construction sectors were again demonstrated in these results.

Hong Kong and Macau

In the past year, the demand for construction materials in Hong Kong has gradually improved as more construction works were released to the market. In particular the ready mixed concrete operation in Hong Kong achieved higher sales volume and delivered improved profit contribution for the year. The recent policy address by the Chief Executive indicated that the government will implement some sizeable infrastructural projects such as Shatin to Central Link, new Government Head quarters and the East Kowloon development, over the next few years. In addition the Central Government has now approved the construction of the Hong Kong, Macau, Zhuhai bridge which we understand will on completion, be the longest bridge in the world, linking among Hong Kong, Macau and Mainland China. These infrastructure projects will significantly stimulate the construction materials market; the division is strategically well positioned to capitalise on the increasing market demand and further consolidate its position as a leading supplier of quality construction materials.

The long-term rehabilitation contracts with the Hong Kong SAR Government at Anderson Road Quarry and Lam Tei Quarry continue to provide the division with secured supplies of aggregates in strategically beneficially locations. Completing the integration of the acquired Tarmac asphalt, surfacing, and road marking business during the year, together with continued focus on developing new products, particularly recycled materials, ensures that the division is now a fully integrated construction materials supplier offering our customers a good range of material products and services unrivaled in Hong Kong.

In Macau, the demand for construction materials remains strong and we have further improved our production efficiency and capacity to cope with the increasing market demand. The operation continued to provide good profit contribution to the division during the year.

Mainland

The trading environment posed particular challenges, not least of which was the continuing austerity measures imposed by Central Government to cool the overheated economy in most of the larger cities, which have reduced the level of construction activities in those markets. Competition in the market also intensified which combined with increases in raw material costs applied downward pressure on operating margins. Nevertheless, the division has continued to make progress by an unrelenting focus on cost saving programs and improving operating efficiency, enabling the division to enhance its market competitiveness.

Our joint ventures with leading steel producers for the manufacture and sale of granulated blast-furnace slag (GGBFS) in the Mainland continue to generate good profit contribution for the Group. Further expansion in GGBFS production facilities is in progress and setting up of new joint ventures is being considered to further strengthen and consolidate the Group's position as a leading slag producer in the Mainland.

In respect of the division's cement joint ventures in Yunnan Province, the investments are progressing as planned, with the plant in Baoshan commencing commercial production in January 2008. A third cement plant in Shizong, Qujing, commenced construction during the year and is expected to commence commercial operation in the second half of 2008. Together the combined production facilities in Anning, Baoshan and Shizong will have an installed cement production capacity of five million tonnes per year. With further investments under consideration in other cities, these developments in total underline the division's commitment to become one of the leading cement producers in the growing regional market, and will contribute greatly to the future progress and profitability of the division.

GROUP OUTLOOK FOR 2008

We are highly confident that the Group is well positioned to execute its long term strategy of providing a high quality gaming and resort experience for our valued customers while delivering strong returns to our shareholders. 2007 was a successful year for the Group. We believe that the Macau market will continue to evolve at a rapid pace in 2008 as the market absorbs the impact of recent and future new properties and competition intensifies across all business segments including areas such as VIP gaming. We are prepared to address these challenges and look forward to another rewarding year in 2008 in our core operations as well as developing the Galaxy Mega Resort.

LIQUIDITY AND FINANCIAL RESOURCES

The financial position of the Group has remained strong during the year. The shareholders' funds as at 31 December 2007 was $18,407 million, an increase of approximately 35% over that as at 31 December 2006 of $13,633 million while the Group's total assets employed increased to $31,761 million as compared to $29,209 million as at 31 December 2006.

The Group continues to maintain a strong cash position. As at 31 December 2007, total cash and bank balances were $8,230 million as compared to $5,783 million as at 31 December 2006. The Group's total indebtedness was $6,506 million as at 31 December 2007 as compared to $8,973 million as at 31 December 2006. The Group was in net cash as at end of year 2007, as compared to a gearing ratio of 14% as at 31 December 2006.

The total indebtedness of the Group mainly comprises bank loans, guaranteed notes, convertible notes and other obligations which are largely denominated in Hong Kong Dollar and United States Dollar. The Group's borrowings are closely monitored to ensure a smooth repayment schedule to maturity.

The Group's liquidity position remains strong and the Group is confident that sufficient resources could be secured to meet its commitments, working capital requirements and future assets acquisitions.

TREASURY POLICY

The Group continues to adopt a conservative treasury policy with all bank deposits in either Hong Kong Dollar, United States Dollar or in the local currencies of the operating subsidiaries, keeping a minimum exposure to foreign exchange risks. All of the Group's borrowings are in either Hong Kong Dollar, United States Dollar or Renminbi. Forward foreign exchange contracts are utilised when suitable opportunities arise and when considered appropriate, to hedge against foreign exchange exposure. The Group has engaged in the use of cross currency swaps to reduce the Group's exposure in foreign currency fluctuations, which are considered necessary for the Group's treasury management activities.

CHARGES ON GROUP ASSETS

Leasehold land with net book values of $222 million (2006: $217 million) and bank deposits of $50 million (2006: $259 million) have been pledged to secure banking facilities.

GUARANTEES

The Company has executed guarantees in favour of banks in respect of facilities granted to subsidiaries amounting to $627 million (2006: $210 million), of which $307 million (2006: $175 million) have been utilised.

The Group has executed guarantees in favour of a bank in respect of facilities granted to an associated company amounting to $9 million (2006: $9 million). At 31 December 2007, facilities utilised amounted to $9 million (2006: $9 million).

DEALINGS IN LISTED SECURITIES

The Company has not redeemed any of its shares or listed debt securities during the year ended 31 December 2007. Neither the Company nor any of its subsidiaries have purchased or sold any of the Company's shares or listed debt securities during the year.

REVIEW OF ANNUAL RESULTS

The annual results for the year ended 31 December 2007 have been reviewed by the Audit Committee of the Company. The figures in this preliminary announcement of the results of the Group for the year ended 31 December 2007 have been agreed to the amounts set out in the Group's consolidated financial statements for the year by the Company's auditors, PricewaterhouseCoopers. The work of PricewaterhouseCoopers in this respect, did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants.

CORPORATE GOVERNANCE

Throughout the year ended 31 December 2007, the Company has met the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Exchange"), except code provision A.4.2. The Board considers that the spirit of code provision A.4.2 has been upheld, given that the other Directors do retire by rotation in accordance with the Articles of Association of the Company and the Group is best served by not requiring the Chairman and the Managing Director to retire by rotation as their continuity in office is of considerable benefit to and their leadership, vision and profound knowledge in the widespread geographical business of the Group is an asset of the Company.

ANNUAL REPORT 2007

The Annual Report 2007 of the Company containing all the information required by the Listing Rules will be published on the respective websites of the Exchange and the Company in due course.

CHANGES IN THE BOARD

The Board welcomes the appointment of Mr. Anthony Thomas Christopher Carter as a non-executive director of the Company with effect from 18 April 2007, and the appointments of Dr. Martin Clarke and Mr. Guido Paolo Gamucci as non-executive directors of the Company both with effect from 27 November 2007, bringing substantial valuable experience to the Group.

DIRECTORS

As at the date of this announcement, the executive directors of the Company are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung and Ms. Paddy Tang Lui Wai Yu; the non-executive directors of the Company are Dr. Moses Cheng Mo Chi, Mr. Anthony Thomas Christopher Carter, Dr. Martin Clarke and Mr. Guido Paolo Gamucci; and the independent non-executive directors of the Company are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By Order of the Board of
Galaxy Entertainment Group Limited
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 18 April 2008

Registered Office:
Room 1606, 16th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong

Website: www.galaxyentertainment.com

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

（於香港註冊成立之有限公司）

（股份代號：27）

截至二零零七年十二月三十一日止年度
之全年業績公佈

全年業績

銀河娛樂集團有限公司（「本公司」）之董事宣佈本公司及其附屬公司（統稱爲「本集團」）截至二零零七年十二月三十一日止年度之業績如下：

摘要

- EBITDA 飆升 234% 至 14.61 億港元
- 收益大幅增加 179% 至 130.35 億港元
- 財政穩健，於二零零七年十二月三十一日之現金結餘爲 83 億港元

二零零七年里程碑

- 開業短短一年的星際酒店表現卓越，屢獲殊榮
- 銀河度假城第一期「神祕的綠洲」將如期於二零零八年年底前竣工，並於二零零九年年中開幕
- 引入實力雄厚的策略性股東 Permira 基金
- 與 Okura 酒店合作，在銀河度假城開設首家高級酒店

末期股息

董事會議決於截至二零零七年十二月三十一日止年度不建議宣派任何末期股息（二零零六年：無）。

綜合損益表
截至二零零七年十二月三十一日止年度

	附註	二零零七年 *港幣千元*	二零零六年 *港幣千元*
收益	4	**13,035,439**	4,669,495
銷售成本		**(11,383,472)**	(4,255,222)
毛利		**1,651,967**	414,273
其他收入		**415,732**	262,325
行政費用		**(928,304)**	(683,422)
其他營運費用		**(1,058,113)**	(1,025,623)
經營溢利／（虧損）	5	**81,282**	(1,032,447)
財務費用		**(557,395)**	(522,226)
應佔溢利減虧損			
共同控制實體		**52**	29,623
聯營公司		**-**	(612)
除稅前虧損		**(476,061)**	(1,525,662)
稅項	6	**(26,172)**	(5,848)
本年度虧損		**(502,233)**	(1,531,510)
以下人士應佔：			
股東		**(466,200)**	(1,531,546)
少數股東權益		**(36,033)**	36
		(502,233)	(1,531,510)
		港仙	港仙
每股虧損	7		
基本		**(13.8)**	(46.5)
攤薄		**(13.8)**	(46.5)

綜合資產負債表

於二零零七年十二月三十一日

	附註	二零零七年 *港幣千元*	二零零六年 *港幣千元*
資產			
非流動資產			
物業、機器及設備		**4,731,187**	3,882,504
投資物業		**62,500**	62,500
租賃土地和土地使用權		**1,580,777**	1,621,917
無形資產		**14,520,665**	15,520,486
共同控制實體		**506,193**	386,520
聯營公司		**730**	730
衍生金融工具		**1,155**	47,072
其他非流動資產		**599,602**	904,625
		22,002,809	22,426,354
流動資產			
存貨		**90,449**	94,522
應收賬款及預付款	8	**1,039,336**	689,085
應收共同控制實體款項		**339,168**	174,053
可收回稅項		**1,299**	2,546
其他投資		**57,768**	39,241
現金和銀行結餘		**8,230,362**	5,783,197
		9,758,382	6,782,644
總資產		**31,761,191**	29,208,998
權益			
股本		**393,564**	329,612
儲備		**18,013,088**	13,303,187
股東權益		**18,406,652**	13,632,799
少數股東權益		**531,791**	490,700
總權益		**18,938,443**	14,123,499
負債			
非流動負債			
借貸		**6,010,571**	8,439,965
遞延稅項負債		**1,781,500**	1,778,588
衍生金融工具		**477,531**	573,109
撥備		**135,622**	120,151
		8,405,224	10,911,813
流動負債			
應付賬款及應計費用	9	**3,901,630**	3,633,551
應付共同控制實體款項		**2,177**	294
借貸之現期部分		**495,247**	532,888
應付稅項		**18,470**	6,953
		4,417,524	4,173,686
負債總額		**12,822,748**	15,085,499
總權益及負債		**31,761,191**	29,208,998

綜合財務報表附註

1. 編製基準

綜合財務報表乃採用歷史成本法，並對投資物業、非流動投資、財務資產及財務負債（包括衍生金融工具）按公平值列值之重估作出修訂，及按照香港會計師公會（「香港會計師公會」）頒佈之香港財務報告準則（「財務準則」）而編製。

2. 採用香港財務報告準則

於二零零七年，本集團採用由香港會計師公會頒佈，於二零零七年一月一日或之後開始的會計期間生效之新訂香港財務報告準則、修訂及詮釋。採納此新訂香港財務報告準則，除香港會計準則一（修訂）及香港財務報告準則七對本集團在財務報表上對財務工具及資本管理有更進一步之披露外，其他均對本集團之會計政策及財務狀況無重大影響。

3. 分部資料

本集團主要從事娛樂場幸運博彩或其他方式的博彩，提供酒店住宿款待及相關服務以及建築材料製造、銷售及分銷業務。根據本集團內部財務報告及經營業務，主要分部報告以業務分部呈列，而地區分部爲次要分部。分部資產主要包括物業，機器及設備、投資物業、租賃土地和土地使用權、無形資產、其他非流動資產、存貨、應收賬款及預付款，主要不包括投資、衍生金融工具、可收回稅項及現金和銀行結餘。分部負債主要包括應付賬款、應計費用及撥備，主要不包括稅項及借貸。而業務分部之間沒有任何銷售或貿易交易。

3. 分部資料（續）

(a) 業務分部資料

	博彩及娛樂	建築材料	未分配	合計
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
截至二零零七年十二月三十一日止年度				
收益	**11,481,227**	**1,554,212**	**-**	**13,035,439**
經營（虧損）／溢利 *（附註）*	**(203,059)**	**74,898**	**209,443**	**81,282**
財務費用				**(557,395)**
應佔溢利減虧損 共同控制實體	**174**	**(122)**	**-**	**52**
除稅前虧損				**(476,061)**
稅項				**(26,172)**
本年度虧損				**(502,233)**
資本開支	**(1,233,343)**	**(32,413)**	**(4,184)**	**(1,269,940)**
折舊	**(248,491)**	**(77,331)**	**(2,458)**	**(328,280)**
攤銷	**(1,038,612)**	**(45,731)**	**-**	**(1,084,343)**
非流動投資減值	**-**	**-**	**(4,569)**	**(4,569)**
物業、機器及設備減值	**-**	**(27,457)**	**-**	**(27,457)**
應收賬款減值	**-**	**(3,016)**	**-**	**(3,016)**

（附註）： 博彩及娛樂業務分部業績包括銀河度假城之開辦前開支港幣 22,199,000 元。

3. 分部資料（續）

(a) 業務分部資料（續）

	博彩及娛樂 *港幣千元*	建築材料 *港幣千元*	未分配 *港幣千元*	合計 *港幣千元*
截至二零零六年十二月三十一日止年度				
收益	3,388,767	1,280,728	-	4,669,495
經營（虧損）／溢利*（附註）*	(1,187,893)	52,512	102,934	(1,032,447)
財務費用				(522,226)
應佔溢利減虧損				
共同控制實體	(2,803)	32,426	-	29,623
聯營公司	-	(612)	-	(612)
除稅前虧損				(1,525,662)
稅項				(5,848)
本年度虧損				(1,531,510)
資本開支	(2,773,738)	(69,533)	(5,459)	(2,848,730)
折舊	(60,570)	(82,729)	(1,194)	(144,493)
攤銷	(1,007,187)	(38,459)	-	(1,045,646)
非流動投資減值	-	-	(4,237)	(4,237)
物業、機器及設備減值	-	(784)	-	(784)

（附註）：博彩及娛樂業務分部業績包括城市娛樂會娛樂場及星際酒店及娛樂場所產生之開辦前開支港幣 267,868,000 元。

3. 分部資料（續）

(a) 業務分部資料（續）

	博彩及娛樂 *港幣千元*	建築材料 *港幣千元*	未分配 *港幣千元*	合計 *港幣千元*
於二零零七年十二月三十一日				
分部資產	**20,593,125**	**1,855,623**	**8,805,520**	**31,254,268**
共同控制實體	**(2,595)**	**508,788**	**-**	**506,193**
聯營公司	**-**	**730**	**-**	**730**
總資產				**31,761,191**
分部負債	**3,153,545**	**586,592**	**9,082,611**	**12,822,748**
於二零零六年十二月三十一日				
分部資產	20,403,330	1,782,149	6,636,269	28,821,748
共同控制實體	(2,769)	389,289	-	386,520
聯營公司	-	730	-	730
總資產				29,208,998
分部負債	2,907,093	539,522	11,638,884	15,085,499

(b) 地區分佈資料

	收益 *港幣千元*	資本開支 *港幣千元*	總資產 *港幣千元*
截至二零零七年十二月三十一日止年度			
澳門	**11,756,085**	**1,238,195**	**24,698,271**
香港	**686,311**	**9,592**	**5,694,789**
中國內地	**593,043**	**22,153**	**1,368,131**
	13,035,439	**1,269,940**	**31,761,191**
截至二零零六年十二月三十一日止年度			
澳門	3,620,336	2,796,186	25,077,008
香港	516,380	30,515	2,860,182
中國內地	532,779	22,029	1,271,808
	4,669,495	2,848,730	29,208,998

4. 收益

收益包括銷售建築材料，博彩經營業務及酒店業務。

	二零零七年 *港幣千元*	二零零六年 *港幣千元*
建築材料銷售	**1,554,212**	1,280,728
博彩經營業務		
博彩收益淨額	**11,135,284**	3,186,893
貢獻 *(附註)*	**78,966**	167,057
小費收入	**33,276**	19,692
酒店業務		
房間租金	**139,519**	10,739
食物及餐飲	**37,835**	3,924
其他	**56,347**	462
	13,035,439	4,669,495

(附註)：本集團就若干城市娛樂會娛樂場（「若干城市娛樂會娛樂場」）與第三方訂立若干協議（「協議」），協議年期相等於與澳門特別行政區政府（「澳門政府」）訂立的批給合同年期，直至二零二二年六月屆滿。

根據協議，若干服務供應商（「服務供應商」）已承諾爲若干城市娛樂會娛樂場提供穩定客源，並爲該等城市娛樂會娛樂場招攬或介紹客戶。此外，服務供應商亦同意就該等娛樂場所用物業訂立之租約產生之絕大部分風險向本集團提供彌償，並保證會向本集團支付若干營運及行政費用。本集團所得收益乃經依據博彩收益淨額按不同比率，扣除向澳門政府支付之特別博彩稅及基金後釐定。其餘博彩收益淨額及來自博彩業務之收益減所有有關的營運及行政費用之金額歸服務供應商所有。

本集團經分析有關協議下集團本身及服務供應商之風險及回報後，來自若干城市娛樂會娛樂場之收益按博彩收益淨額之既定比率經扣除向澳門政府支付之特別博彩稅及基金後予以確認，以反映本集團經濟利益之總流入。此外，若干城市娛樂會娛樂場在經營上有關之所有營運及行政開支，並無於綜合財務報表內確認爲本集團開支。

4. 收益（續）

若干城市娛樂會娛樂場來自博彩經營業務的收支資料概述如下：

	二零零七年 *港幣千元*	二零零六年 *港幣千元*
博彩收益淨額	**1,730,121**	2,732,614
小費及其他收入	**11,242**	22,820
利息收入	**9,527**	18,085
	1,750,890	2,773,519
營運費用		
向澳門政府支付的特別博彩稅及基金	**(698,314)**	(1,101,141)
已付中介人的佣金及津貼	**(615,260)**	(1,042,232)
僱員福利	**(292,793)**	(328,559)
其他營運費用	**(84,770)**	(73,065)
	(1,691,137)	(2,544,997)
經營博彩業務的貢獻	**59,753**	228,522
服務供應商的貢獻／（酬金淨額）	**19,213**	(61,465)
本集團應佔的貢獻	**78,966**	167,057

5. 經營溢利／（虧損）

	二零零七年 *港幣千元*	二零零六年 *港幣千元*
經營溢利／（虧損）已計入：		
租金收入	**3,792**	9,286
利息收入		
銀行存款	**219,281**	156,578
借款予共同控制實體	**5,409**	2,073
借款予關連公司	**-**	3,371
遞延應收款	**719**	797
來自博彩業務之行政收入	**30,089**	16,864
非上市投資股息收入	**11,973**	9,229
上市投資股息收入	**1,223**	349
上市投資已變現及未變現收益	**68,429**	3,883
出售部份共同控制實體收益	**28,863**	-
及已扣除：		
折舊	**328,280**	144,493
攤銷		
博彩牌照	**998,360**	998,089
電腦軟件	**5,728**	1,135
清除表土費用	**15,057**	16,475
改善石礦場費用	**20,609**	15,050
發展石礦場費用	**3,105**	1,959
租賃土地和土地使用權	**41,484**	12,938

6. 稅項

	二零零七年 *港幣千元*	二零零六年 *港幣千元*
本年度稅項		
香港利得稅	**7,660**	708
中國內地所得稅	**11,965**	1,932
澳門所得補充稅	**3,635**	4,029
遞延稅項	**2,912**	(821)
	26,172	5,848

香港利得稅乃按照本年度估計應課稅溢利依17.5%（二零零六年：17.5%）稅率提撥。香港以外地區稅項乃按有關國家之現行稅率就當地產生之應課稅溢利提撥。

7. 每股虧損

每股基本虧損乃根據股東應佔虧損港幣 466,200,000 元（二零零六年：虧損港幣 1,531,546,000 元）及年內已發行股份之加權平均的 3,373,065,022 股（二零零六年：3,293,135,440 股）計算。

二零零七年及二零零六年之每股攤薄虧損相等於每股基本虧損，因尚未行使認股權之行使及可換股票據之兌換並無對每股虧損造成攤薄影響。

8. 應收賬款及預付款

	二零零七年 *港幣千元*	二零零六年 *港幣千元*
業務應收賬款扣除撥備	**616,574**	504,390
其他應收款扣除撥備	**348,254**	68,193
應收聯營公司款項	**5,166**	183
預付款	**32,948**	72,620
應收融資租賃款之現期部分	**36,394**	43,699
	1,039,336	689,085

8. 應收賬款及預付款（續）

業務應收賬款主要來自銷售建築材料。本集團根據當地業界標準制定信貸政策。本集團給予香港及澳門客戶之信用期限一般介乎30天至60天，而給予中國內地客戶之信用期限一般則介乎120天至180天。此政策由管理層定期檢討。

本集團之業務應收賬款扣除呆壞賬撥備後依發票日期之賬齡分析如下：

	二零零七年	二零零六年
	港幣千元	*港幣千元*
一個月內	**160,066**	136,508
二至三個月	**178,714**	148,612
四至六個月	**118,994**	97,840
六個月以上	**158,800**	121,430
	616,574	504,390

9. 應付賬款及應計費用

	二零零七年	二零零六年
	港幣千元	*港幣千元*
業務應付賬款	**1,038,002**	975,230
其他應付款	**678,030**	668,863
已發出籌碼	**1,322,394**	1,065,413
少數股東貸款	**89,672**	76,088
營運應計費用	**765,649**	843,663
已收按金	**7,883**	4,294
	3,901,630	3,633,551

本集團之業務應付賬款依發票日期之賬齡分析如下：

	二零零七年	二零零六年
	港幣千元	*港幣千元*
一個月內	**608,429**	816,005
二至三個月	**86,894**	65,820
四至六個月	**43,952**	55,560
六個月以上	**298,727**	37,845
	1,038,002	975,230

管理層討論及分析

業務回顧

(除另有指明以外，所有金額以港元爲單位)

二零零七年是銀河娛樂集團的豐收年，我們之業績表現超卓，並繼續成功落實企業策略，在澳門此一全球最大博彩市場成爲業界翹楚。星際酒店及娛樂場錄得首個全年營運業績，爲博彩及娛樂業務部門創下穩健之財務業績。銀河度假城之發展全速推進，將會成爲本集團下一階段增長策略之主要動力。城市娛樂會之娛樂場面對競爭日趨激烈之市場環境，仍然爲本部門帶來持續收益。最後，建築材料部門業務之卓越業績亦有助推動本集團再創佳績。

策略性股東 — Permira 基金

於二零零七年十一月，全球頂尖私募基金集團之一 Permira 基金投資 8.4 億美元以取得本集團 20%股權。此策略性關係再一次肯定我們對本集團前景之信念，我們對此尤感驕傲。我們與 Permira 結盟不僅大幅增强了我們之股本狀況，而且 Permira 於全球消費及博彩業方面之成功經驗亦有助提升集團之競爭力。

集團財務業績

截至二零零七年十二月三十一日止年度，收益及股東應佔溢利分別爲 130.35 億元及虧損 4.66 億元，而截至二零零六年十二月三十一日止年度則分別爲收益 46.69 億元及虧損 15.32 億元。本集團之收益比去年颷升，反映本集團主力擴充博彩及娛樂業務，於二零零六年在澳門四間新建娛樂場開業，當中包括集團旗艦酒店 — 星際酒店。

於二零零七年上半年，本集團之收益爲 63.32 億元，下半年爲 67.03 億元，升幅達 6%。星際酒店上半年之收益爲 36.39 億元，下半年爲 43.72 億元，升幅達 20%。

截至二零零七年十二月三十一日止年度，本集團之除利息、稅項、折舊及攤銷前盈利（「EBITDA」）爲14.61億元，較去年之4.37億元上升234%。

二零零七年業績強勁，反映所有營運分部持續之表現出色，尤其星際酒店於年內錄得龐大收益增長及效率改善。

本集團本年度於扣除下列各項後錄得會計虧損：

- 非現金之折舊及攤銷14.13億元，包括因二零零五年收購澳門業務而產生之無形資產攤銷9.98億元。

- 財務費用 5.57 億元。

- 非經常項目 3,900 萬元，其中包括有關投資已變現及未變現收益，資產減值虧損，出售部份共同控制實體收益以及興建銀河度假城之開業前期費用，包括員工成本、培訓費用、開業費用、市場推廣及建立品牌開支。

本集團截至二零零七年十二月三十一日止年度之分部營運業績分析載列如下。

扣除非經常項目及經利息收入分配後之除利息、稅項、折舊及攤銷前盈利 (EBITDA)

	博彩及娛樂 百萬元	建築材料 百萬元	中央 百萬元	二零零七年 百萬元	二零零六年 百萬元
收益	11,481	1,554	-	13,035	4,669
經營（虧損）／溢利	(203)	75	209	81	(1,032)
共同控制實體應佔溢利	-	6	-	6	31
折舊及攤銷	1,287	123	3	1,413	1,190
非經常項目	22	7	(68)	(39)	248
EBITDA（不包括非經常項目）	1,106	211	144	1,461	437
利息收入分配	117	8	(125)	-	-
EBITDA（不包括非經常項目及經利息收入分配後）	1,223	219	19	1,461	437

博彩及娛樂業務部門

概覽

澳門博彩市場持續錄得驚人增長，由 550 億元增加 47%至二零零七年之 810 億元，超越拉斯維加斯擠身爲全球最大之博彩市場。整個博彩市場去年均錄得增長，於年度內，貴賓廳博彩增長 52%、中場博彩增長 33%及角子機博彩增長 75%。

本年度，銀河旗下之娛樂場之博彩收益淨額爲147億元（由於與各城市娛樂會服務供應商之不同協議，於會計處理上，列入集團財務報表內之博彩收益淨額爲115億元）。

星際酒店

星際酒店於二零零七年錄得首個全年營運業績。該娛樂場於年內進行多項改善及擴充，包括：在最受歡迎博彩樓層 1 樓增加中場博彩桌數目，由 85 張增加 40%至 122 張、額外增加 5 間特別貴賓博彩廳，使貴賓博彩桌總數由一月份 32 張增至年底 69 張、角子機數目由 335 台增至 502 台、極受歡迎之「金門」尊尚會尊貴高額投注區開幕，每張博彩桌之每日贏款較中場博彩樓層高出 100%，以及 8 樓星際宴會廳及宴會場地啓用。

二零零七年之競爭更趨激烈，尤其於二零零七年下半年，有多家娛樂場開業，亦有多家現有娛樂場擴充營業。於二零零七年，博彩桌總數由 2,762 張增加 58%至 4,375 張，角子機數目由 6,546 台增加 103%至 13,267 台。

儘管競爭大幅加劇，星際酒店仍持續爲股東帶來36%投資回報。截至二零零七年十二月三十一日止年度，星際酒店之收益總額爲80.11億元，EBITDA爲11.15億元，及EBITDA利潤率爲14%。

星際酒店博彩業務之三個不同分部之業績如下：

- 本年度，貴賓廳博彩收益爲60.27億元。貴賓廳轉碼數爲2,034億元，淨贏率爲3.0%，而該淨贏率乃高於預期之2.7%至2.9%之間。每張博彩桌之每日贏款持續增長，第四季平均數爲32.9萬元，以及淨贏率爲3.3%。

- 本年度，中場博彩收益爲15.43億元。總投注額爲99億元，淨贏率爲15.6%。星際酒店第四季中場博彩收益增加，連同營運效率改善，加上淨贏率達15%，使星際酒店中場博彩業務之貢獻大有進步。每張博彩桌之每日贏款持續改善，於二零零七年第四季，每張博彩桌之每日贏款平均逾3.3萬元。

- 本年度，角子機之博彩收益爲1.90億元。每台角子機於第四季之每日贏款平均逾1,000元，角子機之平均數目則爲476台，此乃由於角子機數目於此季度由464台增加8%至502台。

- 本年度，小費收入爲1,700 萬元。

本年度，貴賓廳博彩佔總博彩收益 77.7% ，其中中場（金門除外）貢獻 16.5%，金門貢獻 3.4% 及角子機貢獻 2.4%。於第四季此分部錄得貴賓廳貢獻 81.0%，中場（金門除外）貢獻 11.8%，金門貢獻 4.9%及角子機貢獻 2.3%。

本年度，星際酒店非博彩收益爲 2.34 億元。上半年收益爲 9,600 萬元，下半年增至1.38 億元。

澳門政府官方數據顯示，澳門五星級酒店於二零零七年一月之入住率爲 70.2%，於十二月則上升至 82.2%。在本年度市場平均入住率爲 75.3%之情況下，星際酒店取得遠高於市場之全年入住率 83.4% 。

宴會廳於二零零七年十一月二十九日開幕，首項活動爲星際酒店一周年慶典。其後，已於十二月用作舉辦多項盛事。我們預期此場地於二零零八年可大幅提高宴會收益，並會用作舉辦各項客戶活動之場地，作爲持續吸納及保留博彩客人的優越計劃之一部分。

銀河度假城

神秘的綠洲

銀河度假城將爲迅速增長之澳門市場提供一項與眾不同之產品。銀河度假城將以「神秘的綠洲」爲主題，場內以流水淙淙和熱帶雨林的場景作佈置。娛樂場頂樓將會是全球最大之人工波浪池之一，面積爲 300 呎乘 350 呎，其人造波浪高達兩呎。

金色之玻璃幕牆將散發尊貴氣派，配合繁茂綠洲之流水和樹林，將對所有澳門遊客產生無可抗拒之魅力。

度假城之娛樂場部分將會是全球最大的娛樂場之一，娛樂場之龐大規模定會令所有遊客留下深刻印象。娛樂場之平台加入其他特色佈置，包括鐳射燈光堡壘及火焰噴泉。

我們相信銀河度假城絕對會是一個神秘綠洲之化身。

Okura 酒店合作夥伴

我們欣然確認與世界知名之日本酒店集團 Okura 酒店訂立協議，Okura 酒店將負責管理第二座酒店大樓內一間擁有 400 間房間之酒店。Okura 酒店於日本及韓國均獲評爲首屈一指之酒店，而值得一提的是，於二零零七年往澳門旅遊之日本及韓國遊客數字分別增加 36%及 39%。

我們預期會於不久將來公佈另一酒店合作夥伴。

發展動向

面對澳門博彩市場之強勁增長，銀河度假城已重新步署及擴建額外多一座酒店大樓及更大之博彩平台以應付市場需要。銀河度假城工程目前按主要工程進度推進。銀河度假城一期之發展約爲 500 萬平方呎，此一多用途綜合娛樂度假設施爲全澳門最大型之發展項目之一。

首座酒店大樓已平頂。現正裝嵌金色玻璃幕牆，裝嵌工程已完成約 60%，而 1,500 間酒店房間及套房之裝修工程將於二零零八年七月動工。

大型娛樂場平台之上蓋工程已大致竣工，而娛樂場內部裝修工程將於二零零八年七月展開。

第二座大樓（包括兩家酒店）已於二零零八年一月開始興建，目前每 6 天加建一層。我們預期於二零零八年十一月平頂。玻璃幕牆安裝工程將於二零零八年八月動工，爲加快興建過程，我們將於加蓋大樓頂層之同時進行較低樓層玻璃幕牆之安裝工程。緊隨玻璃幕牆完工後，我們將於二零零八年九月展開裝修工程。

首座酒店大樓及娛樂場將於二零零九年年中開幕，第二座酒店大樓預計於二零零九年年底開幕。

項目資金

銀河擁有充裕資金撥支銀河度假城項目所需。項目一期工程、裝修及土地成本估計約爲 100 億元。截至二零零七年年底爲止，我們已投資約 20 億元，尙有另外 80 億元有待投入。於二零零七年十二月三十一日存放於銀行之現金約爲 83 億元，加上預期從營運所得之現金，銀河度假城之發展資金已全部到位。

銀河路氹地塊

我們之路氹土地儲備繼續代表著我們長遠發展策略之關鍵。近期一宗土地銷售交易肯定了銀河擁有一項尙未於資產負債表入賬之寶貴資產之事實。於二零零八年一月，市場按售價每平方呎 1,667 元於路氹出售了一百萬平方呎之建築面積。就銀河而言，15,200,000 平方呎總建築面積中約 5,000,000 平方呎目前正在動工興建，尙餘 10,200,000 平方呎作爲土地儲備。

銀河之城市娛樂會娛樂場

儘管市場競爭日益加劇，銀河之城市娛樂會娛樂場仍繼續保持理想表現。城市娛樂會娛樂場主要集中於貴賓廳博彩市場，並已證明為一項正確之策略決定。

截至二零零七年十二月三十一日止年度，城市娛樂會之博彩收益為70億元（由於根據與各城市娛樂會服務供應商之不同協議，於會計處理上，列入集團財務報表內之博彩收益為35億元）。雖然新娛樂場帶來激烈競爭，城市娛樂會娛樂場於本年度佔澳門博彩市場9%，其貴賓廳博彩收益強勁，而且中場博彩產品甚具創意。城市娛樂會本年度之EBITDA為1.75億元。

城市娛樂會娛樂場營運 260 張博彩桌及 510 台角子機。我們相信在星際酒店作為我們之主要溢利來源之同時，城市娛樂會將繼續為特選之貴賓廳博彩客提供尊貴稱心之服務。

美國公認會計原則比較

在將博彩及娛樂業務部門之業績與該等根據美國公認會計原則（「美國公認會計原則」）編製其業績之美國公司比較時，應垂注，根據美國公認會計原則呈列之博彩收益總額，在扣除支付予博彩客之佣金及折扣後，將計算出博彩收益淨額。經調整之EBITDA 利潤率乃根據該等經扣減後之博彩收益淨額計算，從而導致其遠較按照香港會計準則計算所得之 EBITDA 利潤率為高。銀河乃遵循香港會計準則。倘根據美國公認會計原則計算，星際酒店在二零零七年之 EBITDA 利潤率約為 23%，而根據香港公認會計原則計算，EBITDA 利潤率則為 14%。

企業支出

本年度，本集團之企業支出淨額為2.14億元，經抵銷利息收入1.65億元後，將EBITDA減低了4,900萬元。

本年度之利息開支總額為5.57億元，其中包括1.12億元為於二零零六年十二月發行之2.4億美元可換股票據之非現金應歸利息開支。

建築材料業務部門

二零零七年為成就卓越的一年，本集團再次在建築材料業務取得強勁表現。銷售額及溢利均超逾去年，本部門之收入為 15.54 億元，而 EBITDA 貢獻則為 2.19 億元。溢利上升有賴過去數年作出之策略性投資及管理層持續發揮在海外集中採購之平台，使部門能獲取廣闊並且穩定的原材料供應，有效控制成本。

本年度之經濟環境總體合理，儘管一貫按地區及行業有所偏差。業務平均分佈於不同地區及建築行業的優勢再次於業績中反映。

香港及澳門

去年，由於香港市場開展多項建築工程，建築材料之需求有所增加。本年度之預拌混凝土業務銷量因此提高而且溢利貢獻改善。行政長官最近發表之施政報告表示，政府將於未來數年實行若干大型基建項目，例如沙中線、新政府總部及東九龍發展計劃等。此外，中央政府現已批准興建港珠澳大橋，工程竣工後將會是全球最長的大橋，連接香港、澳門及中國內地。此等大型基建項目將大幅刺激建築材料市場；本部門已具備策略性的優勢，將受惠於上升中之市場需求，並進一步鞏固本集團作爲優質建築材料供應商的領導地位。

與香港特別行政區政府訂立位於安達臣道及藍地之石礦場長期重修合約，繼續爲本部門於策略性有利地點提供穩定的石料供應。於年內已併入去年所收購泰瑪士柏油之瀝青、鋪築路面及路面標線業務，加上持續發展新產品（尤其是循環再用材料之產品），本集團現已成爲一家更全面之綜合建築材料供應商，爲香港客戶提供多元化的建材產品及服務。

澳門對建築材料之需求仍然殷切，我們已進一步擴展預拌混凝土產能及提高生產效率，以配合不斷上升之市場需求。該業務繼續於年內爲本部門提供良好之盈利貢獻。

中國內地

於年內，營商環境面對不少挑戰， 中央政府持續採取宏調措施爲主要城市過熱之經濟降溫，此舉令該等市場之建築活動減少。市場競爭加劇，加上原材料成本上升，使經營利潤面對下調壓力。然而，本部門透過嚴謹的節省成本計劃及改善營運效率，得以持提升市場競爭力。

我們在內地與各大型鋼鐵公司組成合營公司，從事生產及分銷礦渣微粉，該等合營公司繼續爲本集團帶來良好之盈利貢獻。現正進一步擴充礦渣微粉生產設施及考慮設立新的合營公司，以加強本集團作爲在內地礦渣微粉生產商之領導地位。

就本部門於雲南省之水泥合營公司而言，投資正如期進行，保山區廠房已於二零零八年一月投入商業營運。本部門於曲靖市師宗縣投資之第三家水泥廠房已於本年度動工興建，預期於二零零八年下半年投入商業營運。總觀而言，於安寧、保山及師宗之生產設施合共將提供每年五百萬公噸之水泥產能。本部門正考慮在其他城市進一步投資，此等發展共同印證了本部門致力爭取成爲增長中區域市場之主要水泥生產商之一，並會對本部門之未來發展及盈利能力有所裨益。

二零零八年集團展望

本集團極有信心擁有優勢落實其長遠策略，在爲寶貴客戶提供高質素之博彩及度假體驗之同時爲股東帶來可觀回報。二零零七年爲本集團收獲豐盛之一年。由於澳門市場吸收了近期及未來新開幕娛樂場之動力，整個博彩市場（包括如貴賓廳博彩等範疇）競爭加劇，我們相信市場將繼續於二零零八年增長迅速。我們已積極裝備，迎接此等挑戰，並展望二零零八年主要業務及銀河度假城之發展將帶來另一豐收之年。

流動資金及財務資源

本集團之財務狀況於年內繼續保持穩健。本集團於二零零七年十二月三十一日之股東權益爲 184.07 億元，較於二零零六年十二月三十一日之 136.33 億元增加約 35%。本集團之總資產則增至 317.61 億元，而於二零零六年十二月三十一日則爲 292.09 億元。

本集團之現金狀況繼續保持充裕。於二零零七年十二月三十一日之現金及銀行結餘總額爲 82.30 億元，相比二零零六年十二月三十一日則爲 57.83 億元。於二零零七年十二月三十一日，本集團的總債務爲 65.06 億元，於二零零六年十二月三十一日則爲 89.73 億元。本集團於二零零七年底時持有淨現金，相比於二零零六年十二月三十一日時負債比率爲 14%。

本集團的總債務主要包括銀行貸款、擔保票據、可換股票據及其他債務責任，大多以港幣及美元爲單位。本集團會密切監控借貸水平，以確保償還款項直至到期日爲止。

本集團之流動資金狀況繼續保持穩健，本集團深信可穩取充足資源以應付承擔、營運資金需要及未來資產收購所需。

庫務政策

本集團繼續採取保守之庫務政策，所有銀行存款以港幣、美元或以營運附屬公司之當地貨幣爲主，故此，外滙風險維持在極低水平。本集團所有借貸以港幣、美元或人民幣爲基礎，並在時機合適及認爲適當之情況下，利用外幣遠期合約對沖外匯風險。考慮到本集團的庫務管理業務之需要，本集團已使用貨幣掉期交易，藉此減低本集團之外匯波動風險。

集團資產之抵押

賬面淨值 2.22 億元（二零零六年：2.17 億元）之租賃土地及 5 千萬元（二零零六年：2.59 億元）之銀行存款已作爲銀行信貸之抵押。

擔保

本公司已就附屬公司獲授之信貸額向銀行作出爲數 6.27 億元（二零零六年：2.10 億元）擔保，其中 3.07 億元（二零零六年：1.75 億元）經已動用。

本集團已就聯營公司獲授之信貸額向銀行作出爲數 9 百萬元（二零零六年：9 百萬元）擔保。於二零零七年十二月三十一日，已動用信貸額爲 9 百萬元（二零零六年：9 百萬元）。

買賣上市證券

本公司於截至二零零七年十二月三十一日止之年度內，並無贖回任何本公司之股份或上市債務證券。 本公司或其任何附屬公司於年內亦並無購入或出售任何本公司之股份或上市債券證券。

審閱全年業績

本集團截至二零零七年十二月三十一日止年度之全年業績，已經由本公司審核委員會審閱。本公司核數師羅兵咸永道會計師事務所已對本集團此份截至二零零七年十二月三十一日止年度之初步業績公佈所載之金額，與本集團年內之綜合財務報表所載金額作出比對及相符。就此而言，羅兵咸永道會計師事務所之工作並不構成香港會計師公會頒佈之香港核數準則、香港審閱委聘準則或香港保證委聘準則之保證委聘。

企業管治

截至二零零七年十二月三十一日止之年度內，除守則條文第A.4.2條外，本公司已符合香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）附錄十四內企業管治常規守則所載之守則條文規定。就守則條文第A.4.2條而言，鑑於其他董事根據本公司之組織章程細則輪席退任，而主席及董事總經理因對本集團分佈各地的業務有深遠知識，其所具備的領導才能及遠見是本公司的可貴資產，他們留任對本公司而言有莫大裨益，而他們不須輪席退任實對本集團有利，因此董事會認爲，守則條文第A.4.2條的精神已得到體現。

二零零七年年報

載有上市規則所規定全部資料之本公司二零零七年年報將於稍後時間分別在聯交所及本公司網頁上登載。

董事會變動

董事會歡迎唐家達先生於二零零七年四月十八日起獲委任爲本公司之非執行董事，以及 Martin Clarke 博士及 Guido Paolo Gamucci 先生同時於二零零七年十一月二十七日起獲委任爲本公司之非執行董事，將他們的寶貴經驗貢獻予本集團。

董事會

於本公佈日期，執行董事爲呂志和博士、呂耀東先生、陳啓能先生、徐應強先生及鄧呂慧瑜女士，非執行董事爲鄭慕智博士、唐家達先生、Martin Clarke 博士及 Guido Paolo Gamucci 先生，獨立非執行董事爲張惠彬博士、顏志宏先生及葉樹林博士。

承董事會命
銀河娛樂集團有限公司
公司秘書
陳麗潔

香港，二零零八年四月十八日

註冊辦事處：
香港中環
夏慤道10號
和記大廈16樓1606室

網址：www.galaxyentertainment.com

2110.0

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 27)

DATE OF BOARD MEETING

The board of directors ("Board") of Galaxy Entertainment Group Limited ("Company") hereby announces that a meeting of the Board of the Company will be held on Friday, 18 April 2008 for the purpose of, among other matters, approving the announcement of the annual results of the Company and its subsidiaries for the year ended 31 December 2007 for publication, considering the recommendation on the payment of a final dividend or other distribution (if any) and transacting any other business.

By Order of the Board of
Galaxy Entertainment Group Limited
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 8 April 2008

As at the date of this announcement, the executive directors of the Company are Dr. Lui Che Woo (Chairman), Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung and Ms. Paddy Tang Lui Wai Yu; the non-executive directors of the Company are Dr. Moses Cheng Mo Chi, Mr. Anthony Thomas Christopher Carter, Dr. Martin Clarke and Mr. Guido Paolo Gamucci; and the independent non-executive directors of the Company are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司
（於香港註冊成立之有限公司）
（股份代號：**27**）

董事會會議召開日期

銀河娛樂集團有限公司（「本公司」）之董事會（「董事會」）謹此宣佈，本公司將於二零零八年四月十八日（星期五）舉行董事會會議，藉以（其中包括）批准刊發本公司及其附屬公司截至二零零七年十二月三十一日止年度之全年業績公佈、考慮派發末期股息或其他分派（如有）之建議，以及處理任何其他事項。

承董事會命
銀河娛樂集團有限公司
公司秘書
陳麗潔

香港，二零零八年四月八日

於本公佈日期，本公司之執行董事爲呂志和博士（主席）、呂耀東先生、陳啓能先生、徐應強先生及鄧呂慧瑜女士，本公司之非執行董事爲鄭慕智博士、唐家達先生、Martin Clarke博士及Guido Paolo Gamucci先生，本公司之獨立非執行董事爲張惠彬博士、顏志宏先生及葉樹林博士。

END